Filed Pursuant to Rule 424(b)(5)
Registration No. 333-125559
Prospectus Supplement to Prospectus Dated July 29, 2005
Dated January 26, 2006
International DisplayWorks, Inc.

10,800,000 Shares
Common Stock
________________________________________________________________________________
This is a public offering of common stock of International DisplayWorks, Inc. We are offering 10,800,000 shares of our common stock. Our common stock is traded on the NASDAQ National Market under the symbol “IDWK.” On January 26, 2006, the last reported sale price of our common stock was $6.05 per share.
Investing in our common stock involves risk. See “Risk Factors”
beginning on page S-8 of this prospectus supplement.
Neither the Securities and Exchange Commission (SEC) nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$5.8000	$62,640,000
Underwriting discounts and commissions	$0.3335	$ 3,601,800
Proceeds, before expenses, to International DisplayWorks, Inc.	$5.4665	$59,038,200
We have granted the underwriters the right to purchase up to 1,620,000 additional shares of common stock to cover over-allotments.
Deutsche Bank Securities
(Sole Book-Running Manager)
Needham & Company, LLC
(Co-Lead Manager)
Oppenheimer & Co.
Roth Capital Partners
The date of this prospectus supplement is January 26, 2006.

ABOUT THIS PROSPECTUS SUPPLEMENT
      This document is in two parts. The first part is this prospectus supplement, which describes the terms of the offering of common stock and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference into the accompanying prospectus. The second part is the accompanying prospectus, which provides more general information. To the extent there is a conflict between the information contained in this prospectus supplement, on the one hand, and the information contained in the accompanying prospectus or any document incorporated by reference therein, on the other hand, you should rely on the information in this prospectus supplement.
      You should rely only on the information contained in this prospectus supplement, the accompanying prospectus and the documents we incorporate by reference in this prospectus supplement. The list of documents incorporated by reference into the accompanying prospectus is superseded by the list of documents incorporated by reference into this prospectus supplement. The only documents incorporated by reference into this document (including both this prospectus supplement and the accompanying prospectus) are the documents listed under “Incorporation of Certain Information by Reference” in this prospectus supplement. We have not authorized anyone to provide you with information that is different. We are offering our common stock only in jurisdictions where such offers are permitted. The information contained in this prospectus supplement and the accompanying prospectus is accurate only as of their respective dates, regardless of the time of delivery of this prospectus supplement, or of any sale of our common stock. It is important for you to read and consider all information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference in this prospectus supplement in making your investment decision. You should also read and consider the information in the documents to which we have referred to you in “Where You Can Find More Information” below.
      International DisplayWorks, IDW and the IDW logo are unregistered trademarks of International DisplayWorks, Inc. All other brand names and trademarks appearing in this prospectus supplement or the accompanying prospectus are the property of their respective holders.
      Unless stated otherwise, references in this prospectus supplement and the accompanying prospectus to “IDW,” “IDWK,” “we,” “us,” or “our” refer to International DisplayWorks, Inc., a Delaware corporation, and its wholly owned subsidiaries.

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PROSPECTUS SUPPLEMENT SUMMARY
      This summary highlights selected information contained in greater detail elsewhere in this prospectus supplement. This summary does not contain all of the information that you should consider before investing in our common stock. You should carefully read the entire prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein, including “Risk Factors” and the financial statements, before making an investment decision.
Our Business
Overview
      We design and manufacture liquid crystal display (LCD) products and are a supplier to several Fortune 500 companies, major Japanese and other Asian and European corporations and smaller companies operating in a variety of end-markets. Our product focus is on the small form factor (SFF) LCD market, which includes 7” displays or smaller. Our customers include original equipment manufacturers (OEMs), original design manufacturers (ODMs) and electronic manufacturing services providers (EMSs), collectively referred to as “our customers,” serving high-growth markets such as mobile phones, handheld games, portable media players, medical devices, consumer electronics, and industrial and telecommunications equipment.
      We assist our customers in the design and development of their products and provide full turnkey manufacturing services. We offer a broad suite of services and solutions, including outsourced design, component purchasing, electronic subassemblies and finished product assembly, post-assembly testing and post-sales support. We provide value-added custom design and manufacturing services, in which we design and develop products that are sold by our customers to their end customers and markets using their brand names. We support a broad product portfolio, with offerings in three SFF LCD technologies: monochrome super-twisted nematic (STN), color super-twisted nematic (CSTN) and thin film transistor (TFT). In addition, we support an extensive set of production techniques for manufacturing our SFF LCD modules: surface mount (SMT), chip-on-board (COB), chip-on-glass (COG), chip-on-film (COF) and tape carrier package (TCP).
      We believe that we compete successfully on a variety of factors including product quality, customer service, global account and sales coverage, value-added design and manufacturing services, and broad set of product offerings. In addition, we believe that our China-based operations provide us with a competitive cost structure and access to a highly educated engineering work force. Unlike many of our Asian competitors that are largely based in Taiwan, Hong Kong, Japan and Korea but may have certain of their manufacturing operations in China, we operate all of our product design, manufacturing, engineering support, front-end glass manufacturing and post-sales support operations in China. Our presence in China and our customer-driven engineering focus allow us to closely monitor our manufacturing resources for quality, as well as to align our design and manufacturing capabilities with our customers’ local manufacturing operations. Our locally based personnel thus have the ability to work directly and collaboratively with the growing number of China-based OEMs, ODMs and EMSs.
      We have experienced rapid growth in our net sales. Our net sales grew from approximately $22.7 million in 2003 to approximately $46.2 million in 2004, representing annual growth of approximately 104%, and approximately $88.3 million in 2005, representing annual growth of approximately 91% over 2004. Our recent addition of TFT and CSTN product capabilities have enabled us to further expand into a broader set of high-growth vertical markets such as color display mobile phones and portable media players. iSuppli Corporation, an industry analysis firm, estimates the small and medium form factor market, which includes display panels of 10” or smaller, to be between $19 and $20 billion in 2005.

Our Solution
      We offer a broad range of SFF LCDs and modules and related services, including outsourced custom design, manufacturing and assembly services to our customers. Our custom design and manufacturing expertise enables our customers, who are often unable to efficiently and economically produce their own LCDs, to outsource the design and manufacture of SFF LCDs and modules to us. By maintaining the technology and expertise necessary for producing high-quality, low-cost SFF LCDs and modules, we enable these customers to optimize the use of their own resources and focus on their own areas of expertise.
      Our solutions enable our customers to improve the quality, yield and performance of their products and shorten their time-to-market, thereby improving product profitability. We believe that our solutions provide the following key benefits to our customers:

•	cost-effective STN, CSTN and TFT products;

•	high-quality components and supply chain management expertise;

•	custom design and manufacturing expertise; and

•	superior worldwide customer service and post-sales support.
Our Strategy
      Our objective is to expand our position as a provider of LCD manufacturing services to major OEMs, ODMs and EMSs and to be the leading designer and manufacturer of SFF LCDs and modules. We are focused on maintaining and enhancing our collaborative relationships with our customers to advance our custom design capabilities and maintain high customer satisfaction. In addition, we dedicate significant resources to develop the custom design and manufacture of SFF LCD displays and display modules for OEMs, ODMs and EMSs, for which margins are typically greater than for standard LCDs. We intend to achieve our objectives through the following strategies:

•	Target and establish close relationships with strong customers in key vertical markets: We continue to establish and strengthen close relationships with leading customers that have high-volume and multiple product needs. We target leading companies in high-growth vertical markets that we believe will benefit from our design and manufacturing services, and we seek to develop multiple solutions for different product groups for those customers. Our close working relationships with our customers and emphasis on global account management allow us to understand and anticipate their needs and product roadmaps and enable us to offer complete product life-cycle solutions that meet these needs. For example, recently a tier-one mobile phone manufacturer chose us as one of a select group of suppliers to provide TFT display modules for their mobile phones and since then we have started shipping modules to the manufacturer for commercial sales and distribution.

•	Introduce technologies that leverage our core competencies: We have recently introduced technologies, such as TFT and CSTN, that add value to our customers’ products and leverage our current design and manufacturing capabilities. The addition of these capabilities enables us to target a larger addressable market and attract new customers. Our investments in technologies are generally customer-driven and allow us to leverage our library of design, manufacturing and assembly processes.

•	Maximize utilization of manufacturing capacity: We believe that our manufacturing excellence has been a key factor in our success in attracting and retaining customers. This enables us to target customers that have the ability to place large-volume repeat orders with us, thus reducing our overhead absorption rates as we recover fixed capacity costs over a larger revenue base and incur fewer order setup costs. We are promoting shortened lead times and competitive pricing to win new high-volume business, thereby optimizing our manufacturing capacity utilization.

•	Utilize low-cost manufacturing in China: All of our manufacturing facilities are located in China. We have recently added a second facility in Shenzhen and a third facility in Beijing. China provides us with one of the lowest cost engineering and production work forces in the world, which, in turn, allows us to pass on significant cost advantages to our customers and provides us the platform to compete with others manufacturing in China and other “low-cost” locations. Economist Intelligence Unit estimates that the hourly labor cost in China in 2005 was less than one-fifth of that in Taiwan.

•	Produce value-added custom electronic components and modules: We produce SFF LCDs and modules, including custom designed modules, that are incorporated in different types of electronic products. A majority of OEMs, ODMs and EMSs that buy SFF LCDs and modules require them to be custom designed. Our design capabilities position us to meet our customer’s needs for both custom design and manufacturing solutions. We believe that due to the specific requirements of our customers in this market, design capabilities may be a barrier to entry for competition.

•	Produce high quality products at competitive prices: Given the price sensitive nature of our industry, our goal is to manufacture high quality products at low cost for our customers. We believe that the quality of our manufacturing services is central to maintaining customer trust and loyalty, and we therefore strive to ensure that our design and production processes are of world-class standards. We have consistently met the stringent quality demands of our OEM customers. We are certified under ISO 9001, the International Organization for Standardization’s highest quality standards, in respect of our Shenzhen south campus and Beijing facilities. The Shenzhen south campus facility is also QS9000 certified, which is the established standard for the automotive industry, and ISO 14001 certified, the latest recognized quality standard, which provides a structured basis for environmental management and control. In addition, we recently passed an audit for the ISO/ TS16949:2002 standard, which is a single standard that combines the requirements of the four most common automotive standards in Europe and the United States. We anticipate receiving certification for this standard in the first half of 2006. We are in the process of obtaining various certifications for our new facility in the Shenzhen north campus, where we have installed the color line we purchased in July 2004. We believe that superior quality is necessary to maintain customer trust and loyalty, as well as to maintain high manufacturing yields, which in turn enables us to be cost competitive.

•	Develop improved production techniques in collaboration with customers: We collaborate with our customers early in the design cycle to refine and improve the production methods employed for complex, yet proven, production technologies. This allows us to focus our research and development efforts on process improvements, strategically positioning us with our customers in new product introductions. By helping our OEM and ODM customers enhance their product designs, lower costs and improve yield, we are able to strengthen our relationships with them.

•	Pursue strategic acquisitions and alliances: We intend to continue to evaluate acquisition opportunities that we believe will increase our market share in our target markets, improve our portfolio of intellectual property or strengthen our customer base. We intend to pursue acquisitions or alliances with companies that have products or technologies that complement our current products, enhance our technical capabilities and expand our service offerings. Since 2004, we have completed two acquisitions, including an acquisition of a TFT and STN facility in Beijing. We believe that pursuing a long-term strategy of vertical integration through acquisitions and alliances and through internal development will allow us to control a higher percentage of our costs of materials and can enable us to engage with our customers earlier in the design cycle.

Our Customers
      Our customers include OEMs, ODMs and EMSs serving our target markets, including mobile phones, handheld games, portable media players, medical devices, consumer electronics, and industrial and telecommunications equipment.

Vertical Markets	Representative Customers

Mobile phones	Kyocera, Qualcomm
Handheld Games	Hasbro
Thermostats	Honeywell, Trane, United Technologies/ Carrier, White Rogers
Point of Sale	Hypercom, Mars, Teroaka
Portable Media Players	Creative Technology, SanDisk
Medical Devices	Abbott Labs, Omron, Philips
EMS	Flextronics, Jabil
White Goods	Ecowater, LG Electronics, Whirlpool
Office Equipment	Ericsson
Automotive	Denso, Motorola, Panasonic, Visteon
      While our design wins are directly with these customers, we often fill orders through their subcontractors.
      We believe our customers continue to adopt outsourcing strategies for SFF LCDs and modules. The main causes for this are:

•	reduction of total production cost;

•	access to leading technologies;

•	acceleration of time-to-market; and

•	reduction of capital investment and shifting of fixed costs to variable costs.
Recent Developments
      We announced in a press release on January 9, 2006 that we have been awarded MP3 player-related display business with SanDisk. We have already commenced shipments of monochrome-based displays and expect to commence shipments of color-based displays in the next few months. Forecasted revenue from SanDisk over the next 12 months is expected to exceed $20 million. In addition, we announced in a press release on January 10, 2005 our financial results for fiscal 2005 as well as a revenue guidance range for the quarter ending January 31, 2006 of $21 to $24.5 million. In the same press release we gave directional revenue outlook for the second quarter of fiscal 2006 in the $26 to $34 million range. We intend to give formal revenue guidance for the second quarter of fiscal 2006 during our first quarter 2006 conference call.
      The statements in the foregoing paragraph are forward-looking statements, and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. Several factors, including changes in customer forecasts, our failure to meet customers’ purchase order and quality requirements, supply shortages, timing of purchase orders, changes in market conditions for, introduction of new and competitive products and other factors beyond our control, could result in a materially different revenue outcome for the SanDisk relationship, or in our failure to achieve the revenue levels we expect for the first and second quarters of fiscal 2006. A more complete description of these and other risks that could cause actual events to differ from the outcomes predicted by our forward looking statements is set forth under the caption “Risk Factors” in this prospectus supplement.

Corporate Information
      We were incorporated in Delaware on June 1, 1999. Our principal executive offices are located at 1613 Santa Clara Drive, Suite 100, Roseville, California 95661 and our telephone number is (916) 797-6800. Our website is www.idwk.com. The information on our website does not constitute part of this document.
The Offering

Common stock offered by International DisplayWorks, Inc	10,800,000

Common stock to be outstanding after this offering	42,852,329

Use of proceeds	We expect to use the net proceeds from this offering for general working capital, and possibly for acquisition of technology, assets and companies, or paying down some or all of our existing revolving line of credit. See “Use of Proceeds.”

NASDAQ National Market symbol	IDWK
      The number of shares of our common stock to be outstanding after this offering is based upon 32,052,329 shares outstanding as of December 31, 2005. This number does not include:

•	3,065,650 shares of our common stock subject to outstanding options with a weighted average exercise price of approximately $4.77 per share;

•	4,640,433 shares of our common stock reserved for future issuance under our stock option plans; and

•	231,666 shares of our common stock subject to outstanding warrants with a weighted average exercise price of approximately $2.05 per share.

      Unless otherwise indicated, all information in this prospectus supplement assumes no exercise of the underwriters’ over-allotment option.

Summary Consolidated Financial Data
(in thousands, except per share data)
     We derived the annual consolidated statements of income and balance sheet data presented below as of and for the twelve months ended October 31, 2003, 2004 and 2005 from our audited consolidated financial statements. You should read this summary of consolidated financial data with the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operation” and our consolidated financial statements and the related notes incorporated by reference into this prospectus supplement. These operating results are not necessarily indicative of our operating results for any future period.

	Twelve Months Ended October 31,

	2003	2004	2005

Statement of Operations Data:
Net sales	$22,715	$46,234	$88,278
Cost of goods sold	17,600	36,123	72,618

Gross profit	5,115	10,111	15,660

Operating expenses:
General and administrative	3,487	5,403	7,693
Selling, marketing and customer service	1,524	2,096	2,750
Engineering, advanced design and product management	593	625	877
Litigation settlement (1)	—	625	—

Total operating expenses	5,604	8,749	11,320

Operating (loss) income	(489)	1,362	4,340

Other income (expenses):
Interest	(389)	(396)	(681)
Loss on investment	—	—	9
Other income:	70	108	—

	(319)	(288)	(672)

(Loss) income before income taxes	(808)	1,074	3,668
Income tax benefit	—	—	(99)

Net (loss) income	$(808)	$1,074	$3,767

Net (loss) income per share
Basic	$(0.04)	$0.04	$0.12

Diluted	$(0.04)	$0.04	$0.12

Weighted average number of shares used in computing per share amounts
Basic	19,449	25,648	31,388

Diluted	19,449	27,511	32,710

(1)	The litigation settlement is related to our former operations as a manufacturer of snowboards, and was part of a claim arising from a snowboard injury prior to 1999. We have not manufactured snowboards since prior to 1999.

	As of October 31,

	2003	2004	2005

Consolidated Balance Sheet Data:
Cash and cash equivalents	$1,178	$10,186	$9,258
Net current assets	9,264	28,504	41,489
Property, plant and equipment, net	4,796	16,418	27,031
Total assets	14,060	44,922	68,782
Current liabilities	7,959	15,718	33,424
Long-term debt and capital lease obligations, net of current portion	1,877	70	5
Stockholders’ equity	4,224	29,134	35,353

RISK FACTORS
      Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors and all other information contained in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein, before purchasing our common stock. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties that we are unaware of, or that we currently deem immaterial, also may become important factors that affect us.
      If any of the following risks occur, our business, financial condition or results of operations could be materially and adversely affected. In that case, the trading price of our common stock could decline, and you could lose some or all of your investment.
Risks Related to Our Business
Our operating results may fluctuate significantly from period to period, which could cause our stock price to decline.
      Several factors contribute to significant quarterly and other periodic fluctuations in our results of operations. These factors include the following:

•	the timing and size of orders, which can be influenced by our customers’ inventory levels;

•	the volume of orders relative to our capacity;

•	delays in delivery of components or raw materials by our suppliers, which could cause delays in our delivery of products to our customers during any given period;

•	delays in our product sales, design and qualification processes, which vary widely in length based upon customer requirements;

•	decreases in our yield rate;

•	product introductions and market acceptance of new products or new generations of products;

•	evolution in the life cycles of customers’ products;

•	effectiveness in managing manufacturing processes;

•	changes in cost and availability of labor and components;

•	product mix;

•	pricing and availability of competitive products and services;

•	possible seasonality of end market products, such as handheld games, as the percentage of our business in those markets grows;

•	the timing of the Chinese New Year relative to the end of our fiscal quarter; and

•	changes or anticipated changes in economic conditions.
      Accordingly, you should not rely on the results of any past periods as an indication of our future performance. Moreover, our operating results in some quarters may not meet the expectations of stock market analysts and investors. In that event, our stock price would likely decline.
A few customers and applications account for a significant portion of our sales.
      For fiscal year 2005, five customers— Creative Technology, Flextronics International, Honeywell International, Jabil and Ecowater Systems— contributed 57.5% of our total sales revenue, including one customer, Creative Technology, that contributed 18.2% to our revenue. There is no assurance that any of these customers will contribute the same percentage of our total sales revenue in subsequent years. This compares with fiscal 2004 when the same five customers contributed 61.8% of total sales revenue, including one customer, Ecowater Systems, that contributed 16.4% of our revenue. Under present conditions, the loss of any one of these customers could have a material effect on our performance, liquidity and prospects. To reduce this risk, we continue to emphasize custom designs for which customer relationships are generally longer term with lower probability of cancellation.
We do not have long-term purchase commitments from our customers and may have to rely on customer forecasts.
      Custom manufacturers for OEMs, ODMs and EMSs must provide increasingly rapid product turnaround and respond to increasingly shorter lead times. A variety of conditions, both specific to individual customers and generally affecting the demand for their products, may cause customers to cancel, reduce or delay orders. Cancellations, reductions or delays by a significant customer or by a group of customers would result in reduced revenue, and could result in excess and obsolete inventory or unabsorbed manufacturing capacity, which would adversely affect our business. On occasion, customers require rapid increases in production, which can strain our resources and reduce our margins. Although we have increased our manufacturing capacity, we may lack sufficient capacity at a given time to meet our customers’ demands if they exceed anticipated levels. We strive for rapid response to customer demand, which can lead to reduced labor efficiency, purchasing efficiency and increased material costs.
      Our customers generally do not provide us with firm, long-term volume purchase commitments. In addition, increases in worldwide product demand have led to radically shortened lead times on purchase orders as rapid product cycles became the norm. Although we sometimes enter into manufacturing contracts with our customers, these contracts clarify order lead times, inventory risk allocation and similar matters rather than provide firm, long-term commitments. As a result, customers can generally cancel purchase commitments or reduce or delay orders at any time. The large percentage of our sales to customers in the electronics industry, which is subject to severe competitive pressures, rapid technological change and product obsolescence, increases our inventory and overhead risks.
      In addition, we make significant and material decisions, including determining the levels of business that we will seek and accept, production schedules, component procurement commitments, facility requirements, personnel needs, and other resource requirements, based on our estimates of customer requirements. The short-term nature of our customers’ commitments and the possibility of rapid changes in demand for their products reduce our ability to estimate accurately the future requirements of those customers. Because many of our costs and operating expenses are fixed, a reduction in customer demand can harm our margins and operating results, and we may fail to realize the expected benefit from our investment in our manufacturing facilities. Occasionally, we may place orders with suppliers based on a customer’s forecast or in anticipation of an order. Additionally, from time to time, we may purchase quantities greater than customer orders to secure more favorable pricing, delivery or credit terms. These purchases can expose us to losses from cancellation penalties, inventory carrying costs or inventory obsolescence.
Adverse trends in the electronics industry may negatively affect our operating results.
      Our business depends on the electronics industry, which is subject to rapid technological change, short product life cycles and margin pressures. In addition, the electronics industry has been cyclical and subject to significant downturns characterized by diminished product demand, production over-capacity, and accelerated erosion of average selling prices. Economic conditions affecting the electronics industry in general or our major customers may adversely affect our operating results. If our customers’ products fail to gain widespread commercial acceptance, become obsolete, or otherwise suffer from low sales volume, our business and operating results would be negatively impacted.
We are subject to lengthy development periods and product acceptance cycles.
      We sell our products and services to our customers, who then incorporate them into the products they sell. Our customers make the determination during their product development programs whether to incorporate our products and services or pursue other alternatives. This requires us to make significant investments of time and resources well before our customers introduce their products and before we can be sure that our efforts will generate any significant sales or that we will even recover our initial investment of time and resources. The cycle from beginning to work with a new customer to the time we produce product for that customer can often be between three and nine months, and in some cases longer, depending on product complexity and the customer.
      During a customer’s entire product development process, we face the risk that our products will fail to meet technical, performance or cost requirements or that they could be replaced by competing products. Even if we complete our design or production processes in a manner satisfactory to our customer, the customer may delay or terminate its product development efforts. The occurrence of any of these events could adversely affect our operating results. The lengthy development period also means that it is difficult to immediately replace unexpected losses of existing or expected business.
We are subject to particularly lengthy sales cycles in some markets.
      Our focus on developing a customer base that requires custom displays and devices means that it may take longer to develop strong customer relationships or partnerships. Moreover, factors specific to certain industries also have an impact on our sales cycles. In particular, those customers who operate in or supply to the medical and automotive industries require longer sales cycles as qualification processes are longer and more rigorous, often requiring extensive field audits. Customers who operate in the mobile devices industry also require strict qualification requirements. Because each of these customers require custom designs and specifications, the length of a customer’s qualification process varies from customer to customer, and we cannot predict how long any qualification process will take. These lengthy and challenging sales cycles may mean that it could take longer before our sales and marketing efforts result in revenue, if they do at all, and may have adverse effects on our operating results, financial condition, cash flows and stock price.
Our component and materials suppliers may fail to meet our needs.
      We do not have long-term supply contracts with the majority of our suppliers or for specific components. This generally serves to reduce our commitment risk but does expose us to supply risk and price increases that we may not be able to pass on to our customers. In our industry, at times, there are shortages of some of the materials and components that we use. In some cases, supply shortages and delays in delivery have resulted in curtailed production or delays in production, which contribute to an increase in inventory levels, a delay in revenues and a loss of profit. We expect that shortages and delays in deliveries of some components will continue to occur from time to time. If we are unable to obtain sufficient components on a timely basis, we may experience manufacturing delays, which could harm our relationships with current or prospective customers and reduce our sales. We also depend on a small number of suppliers for certain supplies that we use in our business. If we are unable to continue to purchase components from these limited source suppliers or identify alternative suppliers, our business and operating results would be materially and adversely affected. We also may not be able to obtain as competitive pricing for some of our supplies as our competitors. Moreover, some suppliers, such as those who sell integrated circuits, could be preferential in their sales to our competitors, who may have greater buying power or leverage in negotiations.
Failure to optimize our manufacturing potential and cost structure could materially and adversely affect our business and operating results.
      We strive to fully utilize the manufacturing capacity of our facilities but may not do so on a consistent basis, particularly as we have committed to a ten-year lease of LCD line facilities that were acquired in 2004 and in 2005 we completed the purchase of a third LCD factory primarily for the production of TFT and STN color displays. Specifically, we are currently operating at very low capacity in the two facilities that we acquired in the last two years. Our factory utilization will be dependent on our success in acquiring new business for the expanded capacity, predicting volatility, timing volume sales to our customers, balancing our productive resources with product mix, and planning manufacturing services for new or other products that we intend to produce. Demand for these products may not be as high as we expect, and we may fail to realize the expected benefit from our investment in our manufacturing facilities. Our profitability and operating results are also dependent upon a variety of other factors, including utilization rates of our manufacturing lines, downtime due to product changeover, impurities in raw materials causing shutdowns, maintenance of contaminant-free operations, and availability of power, water and labor resources.
      Moreover, our cost structure is subject to fluctuations from inflationary pressures in China and other geographic regions where we conduct business. China is currently experiencing dramatic growth in its economy. This growth may lead to continued pressure on wages and salaries that may exceed increases in productivity. In addition, this pressure may not be compensated for, and may be exacerbated, by currency movements. We are also exposed to movement in commodity prices, particularly the cost of electrical power for our manufacturing facilities.
We may not be able to efficiently integrate the operations, products and technologies from our acquisitions with our existing operations, products and technologies.
      We may acquire new and complementary technology, assets and companies, and we may use some of the proceeds of this offering to do so. We do not know if we will be able to complete any acquisitions or if we will be able to successfully integrate any acquired businesses, operate them profitably or retain their key employees. At the time of our acquisition of the TFT and STN facility in Beijing, the facility was significantly underutilized and continues to be underutilized. There are no assurances that integration of any other newly acquired business, products or technology would not be expensive and time-consuming, and any future acquisition could disrupt our ongoing business and could distract our management. We may face competition for acquisition targets from larger and more established companies with greater financial resources. In addition, in order to finance any acquisitions, we might be forced to obtain equity or debt financing on terms that are not favorable to us and, in case of equity financing, that results in dilution to our stockholders. If we are unable to integrate effectively any newly acquired entity, product or technology, our business, financial condition and operating results would suffer.
Our independent registered public accounting firm may decline to attest on the adequacy of our internal controls over financial reporting as required by Section 404 of the Sarbanes-Oxley Act of 2002.
      The Securities and Exchange Commission, as directed by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring us to include a report of management on our internal control over financial reporting in our annual reports on Form 10-K that contains an assessment by management of the effectiveness of our internal control over financial reporting.

In addition, our independent registered public accounting firm must attest to and report on our management’s assessment. In particular, each year we must perform system and process evaluation and testing of our internal control over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting. Our compliance with Section 404 requires that we incur substantial accounting and compliance expense and expend significant management efforts. If our independent registered public accounting firm is not satisfied with our internal control over financial reporting or the level at which this control is documented, designed, operated or reviewed, or if our independent registered public accounting firm interprets the requirements, rules or regulations differently from us, then it may decline to attest to management’s assessment or may issue a report that is qualified. This could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our consolidated financial statements, which ultimately could negatively impact our stock price.
We face intense competition, and many of our competitors have substantially greater resources than we do.
      We operate in a competitive environment that is characterized by price deflation and technological change. We compete with major international and domestic companies. We consider our primary pure play competitors in the SFF LCD market to be BYD, Data Image, Data Vision, Samsung, Sharp, Optrex, Tian Ma, Truly Semiconductors, Varitronix, Wintek and other similar companies. We also face competition with the LCD divisions of several large companies including AU Optronics, LG.Philips, Samsung, Sanyo Epson Imaging Devices, Toppoly and others. Our competitors may have greater market recognition and substantially greater financial, technical, marketing, distribution, purchasing, manufacturing, personnel and other resources than we do. Furthermore, some of our competitors have manufacturing and sales forces that are geographically diversified, allowing them to reduce transportation expenses, tariff costs and currency fluctuations for certain customers in markets where their facilities are located. Many competitors have production lines that allow them to produce more sophisticated and complex devices than we do and to offer a broader range of display devices to our target customers. Other emerging companies or companies in related industries may also increase their participation in the display and display module markets, which would intensify competition in our markets.
Our customers may decide to design or manufacture the products that they currently purchase from us.
      Our competitive position could also be adversely affected if one or more of our customers decide to design or manufacture their own displays and display modules. We may not be able to compete successfully with these in-house developments by our customers.
We depend on the market acceptance of the products of our customers.
      Currently, we do not sell products to end users. Instead, we design and manufacture various display product solutions that our customers incorporate into their products. As a result, our success depends almost entirely upon the widespread market acceptance of our customers’ products. Any significant slowdown in the demand for their products would adversely affect our business. Therefore, we must identify industries that have significant growth potential and establish strong, long-term relationships with our customers in those industries. Our failure to identify potential growth opportunities or establish these relationships would adversely affect our business.

We extend credit to our customers and may not be able to collect all receivables due to us.
      We extend credit to our customers based on assessments of their financial circumstances, generally without requiring collateral. In some instances, we may assess the integrity and creditworthiness of one of our customers and may, based on this assessment, agree to amortize payment of design, development and set-up costs over time and enter into purchase commitments with suppliers. Such assessments are not always accurate and expose us to potential costs, including the write-off of costs incurred and inventory obsolescence. Our overseas customers may be subject to economic cycles and conditions different from those of our U.S. customers. We may also be unable to obtain satisfactory credit information or adequately secure our credit risk for some of these overseas customers. The extension of credit presents an exposure to risk of uncollected receivables. Our credit insurance only covers U.S. receivables, subject to a deductible and co-insurance. While we maintain credit insurance on all of our U.S. accounts receivable, collection difficulties or premium increases could result in the insurance not being renewed. We have made no claims so far on our insurance covering uncollected receivables. Additionally, the collectable amounts denominated in a foreign currency are subject to currency exchange risks, as described below. In the fiscal year ended October 31, 2005, we recorded expenses of $3,000 related to the extension of credit. In the fiscal year ended October 31, 2004, we recorded expenses of $82,000 related to the extension of credit.
Products we manufacture may contain design or manufacturing defects, which could result in reduced demand for our services and customer claims.
      We manufacture products to our customers’ requirements, which can be highly complex, and our products may at times contain design or manufacturing errors or failures. Any defects in the products we manufacture, whether caused by a design, manufacturing or component failure or error, may result in returns, claims, delayed shipments to customers or reduced or cancelled customer orders. If these defects occur, we will incur additional costs and, if in large quantity or too frequent, we may sustain loss of business or loss of reputation and we may incur liability.
We could become involved in intellectual property disputes.
      We do not have any patents, licenses or trademarks that are material to our business. Instead, we rely on trade secrets, industry expertise and our customers’ sharing of intellectual property with us. We do not knowingly infringe patents, copyrights or other intellectual property rights owned by other parties; however, in the event of an infringement claim, we may be required to spend a significant amount of money to defend a claim, develop a non-infringing alternative or obtain licenses. We may not be successful in developing such an alternative or obtaining licenses on reasonable terms, if at all. Any litigation, even without merit, could result in substantial costs and diversion of our resources and could materially and adversely affect our business and operating results. As we build our intellectual property portfolio, we may encounter such infringement and indemnification claims.
We may develop new products that may not gain market acceptance.
      We operate in an industry characterized by frequent and rapid technological advances, the introduction of new products and new design and manufacturing technologies. As a result, we may be required to expend funds and to commit resources to research and development activities, possibly requiring additional engineering and other technical personnel; to purchase new design, production, and test equipment; and to continually enhance design and manufacturing processes and techniques. We may invest in equipment employing new production techniques for existing products and new equipment in support of new technologies that fail to generate adequate returns on the investment due to insufficient productivity, functionality or market acceptance of the products for which the equipment may be used. We therefore could incur significant sums in design and manufacturing services for new product solutions that do not result in sufficient revenue, which would adversely affect our future operating results. Furthermore, customers may change or delay product introductions or terminate existing products without notice for any number of reasons unrelated to us, including lack of market acceptance for a product. Our future operating results will depend significantly on our ability to provide timely design and manufacturing services for new products that compete favorably with design and manufacturing capabilities of our customers and third-party suppliers.
We must effectively manage our growth.
      Failure to manage our growth effectively could adversely affect our operations. We have increased the number of our manufacturing locations from one to three, adding a north campus factory in Shenzhen and a factory in Beijing, thereby increasing the diversity of our manufacturing and product-design capabilities. We plan to expand further the diversity of our operations and may increase the number of locations from which we manufacture and sell. Our ability to manage our planned growth effectively will require us to:

•	enhance our operational, financial and management systems;

•	expand usage of our facilities and equipment; and

•	successfully hire, train and motivate additional employees, including the technical personnel necessary to operate our production facilities.
      An expansion and diversification of our product range, manufacturing and sales locations as well as our customer base may result in increases in our overhead and selling expenses. We may also be required to increase staffing and other expenses as well as our expenditures on plant, property and equipment in order to meet the anticipated demand of our customers. Our customers, however, generally do not commit to firm production schedules for more than a short time in advance. Any increase in expenditures in anticipation of future orders that do not materialize would adversely affect our profitability. Our customers also may require rapid increases in design and production services that place an excessive short-term burden on our resources.
If we do not retain our key management personnel, our business will suffer.
      The success of our business is heavily dependent on the leadership of our key management personnel. All of our executive officers and key personnel are employees at-will. If any of these people were to leave us, it would be difficult to replace them, and our business would be harmed.
We may not be able to retain, recruit and train adequate management and production personnel.
      Our continued operations are dependent upon our ability to identify, recruit and retain adequate management and production personnel in China. We require trained graduates of varying levels and experience and a flexible work force of semi-skilled operators. Many of our current employees come from the more remote regions of China as they are attracted by the wage differential and prospects afforded by Shenzhen and our operations. With China’s current economic growth and competing opportunities for our personnel, there can be no guarantee that we will continue to enjoy a favorable employment climate or that wage rates in Shenzhen or China as a whole will continue to be internationally competitive.

The growth of our business depends on our ability to finance new products and services.
      We operate in a rapidly changing industry. Technological advances, the introduction of new products, and new design and manufacturing techniques could adversely affect our business unless we are able to adapt to the changing conditions. To remain competitive, we must continue to incur costs in product development, equipment, facilities maintenance and working capital. As part of our ongoing business, quarterly expenditures for capital equipment are both planned and routine. These costs may increase due to significant technological advances, resulting in greater fixed costs and operating expenses. As a result, we could be required to expend substantial funds for, and commit significant resources, to the following:

•	research and development activities on existing and potential product solutions;

•	additional engineering and other technical personnel;

•	advanced design, production and test equipment; and

•	technological changes in manufacturing processes.
      Our failure to increase sufficiently our revenues to offset these increased costs would adversely affect our operating results.
From time-to-time, we may seek additional equity or debt financing and may not be able to secure this financing at acceptable terms.
      We may seek additional equity or debt financing from time to time to provide for the capital expenditures required to maintain or expand our design and production facilities and equipment or our working capital, as well as to repay loans if our cash flow from operations is insufficient or for future acquisitions of businesses, facilities, technologies, assets and product lines. We cannot predict with certainty the timing or amount of any such capital requirements. If financing is not available on satisfactory terms, we may be unable to expand our business or to develop new business at the rate desired, and our operating results may suffer.
We may need to produce higher-end products to remain competitive.
      Our future success may be partly dependent upon our ability to effectively offer higher-end products that we do not currently supply, including organic liquid emissive displays (OLED), as we believe that high-volume markets are moving in these directions. If we fail to offer more complex higher-end products that are desired by the marketplace, our competitive position could decline.
Potential strategic alliances may not achieve their objectives.
      From time to time, we explore strategic alliances designed to enhance or complement our technology or to work in conjunction with our technology, increase our manufacturing capacity, provide additional know-how, components or supplies, and to develop, introduce and distribute products and services utilizing our technology and know-how. Any strategic alliances that we enter may not achieve their strategic objectives, and parties to our strategic alliances may not perform as expected.
We are at risk for potential product liability claims not covered by insurance from our discontinued snowboard business.
      We were acquired by Morrow Snowboards, which previously designed, manufactured and distributed snowboards and apparel. IDW and Morrow were subsequently merged, and IDW was the surviving entity. Those operations were discontinued in 1999, but the snowboards previously manufactured and distributed may still be in use. To the extent there is an accident involving the use of those snowboards, we could be named in a civil action alleging liability. We were previously sued, along with Squaw Valley Ski Corporation, by Nicholas Steenolsen, who sustained injuries while snowboarding at Squaw Valley Ski Resort. His snowboard was manufactured by Morrow and alleged to have been defective. Pursuant to mediation in June 2004, we settled the matter and agreed to pay $625,000 above insurance coverage for a full release. Although we do not think there are defects in the boards previously manufactured, it is not uncommon for an injured snowboarder to sue the manufacturer when the injuries are serious. We are currently not insured against any such claims and although we do not believe such actions are likely given the length of time that has lapsed since we last manufactured snowboards, there are no assurances that such actions will not arise in the future. To the extent an action is brought and successfully prosecuted to a judgment, the claim could materially affect our financial performance.
Risks Related to International Operations
We are dependent on our Chinese manufacturing operations.
      Our current manufacturing operations are located in China, our sales offices are in the United States, Europe, Hong Kong, Singapore and China, and our administrative offices are in the United States. The geographical distances between these facilities create a number of logistical and communications challenges. In addition, because of the location of the manufacturing facilities in China, we could be affected by economic and political instability there, including problems related to labor unrest, lack of developed infrastructure, variances in payment cycles, currency fluctuations, overlapping taxes and multiple taxation issues, employment and severance taxes, compliance with local laws and regulatory requirements, greater difficulty in collecting accounts receivable, and the burdens of cost and compliance with a variety of foreign laws. Moreover, inadequate development or maintenance of infrastructure in China, including inadequate power and water supplies, transportation or raw materials availability, or the deterioration in the general political, economic or social environment, could make it difficult and more expensive, and possibly prohibitive, to continue to operate our manufacturing facilities in China.
The Chinese legal system has inherent uncertainties that could impair our ability to enforce the agreements governing our operations or otherwise adversely affect our business.
      Our operations and prospects could be materially and adversely affected by the failure of the local government to honor our agreements or an adverse change in the laws governing them. In the event of a dispute, enforcement of these agreements could be difficult in China. China tends to issue legislation that subsequently is followed by implementing regulations, interpretations and guidelines, which can render immediate compliance difficult. Similarly, on occasion, conflicts are introduced between national legislation and implementation by the provinces, which take time to reconcile. These factors can present difficulties in our compliance. Unlike the United States, China has a civil law system based on written statutes in which judicial decisions have limited precedential value. The Chinese government has enacted laws and regulations to deal with economic matters such as corporate organization and governance, foreign investment, commerce, taxation and trade. However, its experience in implementing, interpreting and enforcing these laws and regulations is limited, and our ability to enforce commercial claims or to resolve commercial disputes in China is therefore unpredictable. These matters may be subject to the exercise of considerable discretion by agencies of the Chinese government, and forces and factors unrelated to the legal merits of a particular matter or dispute may influence their determination. For example, Chinese law requires companies and factories to obtain land-use rights certificates from competent government authorities and pay a land-grant and land-use fee. Prior to our acquisition of Three-Five Systems (Beijing) in 2004, we discovered that the land-use rights certificate for our Beijing facility previously obtained by Three-Five Systems (Beijing) from the local district government was improperly issued because the district government did not have authority to issue the certificate. Subsequent to year end, we accepted an offer from the Beijing Land Bureau, the proper authority, to settle the matter for RMB 170,136 (approximately US$21,000).
Because our operations are international, we are subject to significant world-wide political, economic, legal and other uncertainties.
      We are incorporated in the United States and have subsidiaries in China, Hong Kong, and the British Virgin Islands. Because we manufacture all of our products in China, substantially all of the net book value of our total fixed assets and a major portion of our inventory is located there. However, we sell our products to customers worldwide with concentrations in Hong Kong, North America, Europe, Japan, China and Southeast Asia, and may thus have receivables in and goods in transit to those locations. Protectionist trade legislation in the United States or foreign countries, such as a change in export or import legislation, tariff or duty structures, or other trade policies, could adversely affect our ability to sell products in these markets, or even to purchase raw materials or equipment from foreign suppliers. Moreover, we are subject to a variety of U.S. laws and regulations, changes to which may affect our ability to transact business with customers or in certain product categories.
      We are also subject to numerous national, state and local governmental regulations, including environmental, labor, waste management, health and safety matters and product specifications. We are subject to laws and regulations governing our relationship with our employees, including wage and hour requirements, working and safety conditions, citizenship requirements, work permits and travel restrictions. These include local labor laws and regulations, which may require substantial resources for compliance. We are subject to significant government regulation with regard to property ownership and use in connection with our facilities in China, import and export restrictions, currency restrictions and restrictions on the volume of domestic sales and other areas of regulation, all of which impact our profits and operating results.
We face risks associated with international trade and currency exchange.
      We transact business in a variety of currencies including Hong Kong dollars, Japanese yen, Singapore dollars, U.S. dollars and Chinese yuan renminbi, or RMB. Increased sales to Europe may result in the generation of receivables in other currencies, such as the euro. Although we transact business predominantly in U.S. and Hong Kong dollars, we collect a portion of our revenue and incur approximately 30% of our total spending, such as payroll, land rent, electrical power, depreciation and other costs associated with running our facilities in China, in RMB. Adverse movements between the selling currency and the RMB would have a material impact on our profitability. Changes in exchange rates would affect the value of deposits of currencies we hold. The RMB has been broadly stable against U.S. dollar in the past three years, but recently China announced that the RMB would be pegged to a basket of currencies, making it possible for the RMB to rise and fall relative to the U.S. dollar. The exchange rate of the Hong Kong dollar has been pegged to the U.S. dollar and has not in the past presented a currency exchange risk, though this could change in the future. We also do not currently hedge against exposure to other currencies. We cannot predict with certainty future exchange rates and thus their impact on our operating results.
      We also had long-term debt, denominated in RMB, of RMB 20 million (U.S.$2.5 million at current exchange rates). An increase in the value of the RMB against the U.S. dollar would result in a translation loss in U.S. dollar terms that would be realized as U.S. dollars from sales revenues are utilized to meet the repayment obligation.

Changes to Chinese tax laws and heightened efforts by the Chinese tax authorities to increase revenues could subject us to greater taxes.
      Under applicable Chinese law, we have been afforded a number of profits tax concessions by, and tax refunds from, Chinese tax authorities on a substantial portion of our operations in China. However, the Chinese tax system is subject to substantial uncertainties with respect to interpretation and enforcement. The Chinese government has attempted to augment its revenues through heightened tax collection efforts. Continued efforts by the Chinese government to increase tax revenues could result in revisions or changes to tax laws or their interpretation, which could increase our future tax liabilities or deny us expected concessions or refunds.
      Following our acquisition of Three-Five Systems (Beijing) the Chinese tax authorities sought to review the customs books for Three-Five Systems (Beijing) for periods prior to the date of our acquisition to determine whether additional duties and VAT were owing on goods imported by Three-Five Systems (Beijing). Certain additional amounts were found to be owing on the customs books for three of four prior years, and the customs book for the fourth prior year is still being reviewed. Three-Five Systems reimbursed us for the amounts owed on the first three prior years. We believe that approximately US$234,000 in duties and VAT is owing on the customs book for the fourth prior year. The Chinese tax authorities may assess penalties on this amount, but we are unable at this time to accurately estimate the magnitude of any such penalties. We have notified Three-Five Systems of the potential for additional assessments on the fourth customs book and we intend to file a claim in Three-Five Systems’ bankruptcy proceedings for such amounts. There are no assurances that we will be able to obtain payment from Three-Five Systems for any additional tax assessments or penalties.
We are at risk of incremental taxation due to transfer pricing.
      We invoice our non-Chinese customers through our companies in Hong Kong and the United States. As a result, we have intercompany invoicing whereby our Chinese subsidiaries invoice the Hong Kong and U.S. entities who then invoice our customers for sales rendered. As required by the tax authorities in each jurisdiction, we seek to apply arm’s length pricing to this process. Should a tax authority in any jurisdiction consider the pricing not to be arm’s length, it may deem the prices charged to be different from those we have applied. Such a determination could lead to an increase in our overall tax expenses. In addition, we may have to expend resources in defending our positions, irrespective of the outcome determined.
We are exposed to risks related to the availability and price of electricity.
      The primary energy supply to our operations is electricity from the local power company. There is not an extensive and resilient connection to a national or regional power grid. Thus, we may be exposed to power outages and shut downs, which our standby generators would only partially mitigate. Fluctuations in world oil prices and supply could also work to affect our supply and cost of electricity.
We are exposed to the limit on the availability of water.
      We depend on a continuous supply of water in our manufacturing processes. To date, when we have experienced shortages, we have been able to obtain supplementary supplies from alternative local sources. We cannot be certain that such an arrangement will always be available and that no interruption to production will result.

Future outbreaks of severe acute respiratory syndrome or other communicable diseases may have a negative impact on our business and operating results.
      In 2003, several economies in Asia, including Hong Kong and southern China, where our operations are located, were affected by the outbreak of severe acute respiratory syndrome, or SARS. If there is a recurrence of an outbreak of SARS, or similar infectious or contagious diseases such as avian flu, it could adversely affect our business and operating results. For example, a future SARS outbreak could result in quarantines or closures of some of our factories, and our operations could be seriously disrupted as the majority of our work force is housed in two dormitories. In addition, an outbreak could negatively affect the willingness of our customers and suppliers to visit our facilities.
Our results could be harmed if compliance with new environmental regulations becomes too burdensome.
      Our manufacturing processes result in the creation of small amounts of hazardous or toxic wastes, including various gases, epoxies, inks, solvents and other organic wastes. We are subject to Chinese governmental regulations related to the use, storage and disposal of such hazardous wastes. We also have our own standby electrical power generation plant that operates on diesel fuel. The amounts of our hazardous waste are expected to increase in the future as our manufacturing operations increase, and therefore, our cost of compliance is likely to increase. In addition, sewage produced by dormitory facilities which house our labor force may come under greater environmental legislation. Although we believe we are operating in compliance with applicable environmental laws, there is no assurance that we will remain in compliance in the future as such laws and regulations or their interpretation and implementation change. Failure to comply with environmental regulation could result in the imposition of fines, suspension or halting of production or closure of manufacturing operations.
Risks Related to this Offering
We do not pay cash dividends.
      We have never paid any cash dividends on our common stock and have no present intention to pay cash dividends in the future. Instead, we intend to apply earnings to the expansion and development of our business. Thus, the liquidity of your investment is dependent upon your ability to sell stock at an acceptable price. The price can go down as well as up and, therefore, may limit your ability to realize any value from your investment, including the initial purchase price.
We expect our stock price to be volatile.
      The trading price of our common stock is likely to be highly volatile and could be subject to wide fluctuations in price in response to various factors, many of which are beyond our control, including:

•	the depth and liquidity of the market for our common stock;

•	developments generally affecting the electronics industry;

•	investor perceptions of us and our business;

•	changes in securities analysts’ expectations or our failure to meet those expectations;

•	actions by institutional or other large stockholders;

•	terrorist acts;

•	actual or anticipated fluctuations in our results of operations;

•	announcements of technological innovations or significant contracts by us or our competitors;

•	introduction of new products by us or our competitors;

•	our or our stockholders’ sale of common stock or other securities in the future;

•	conditions and trends in technology industries;

•	changes in market valuation or earnings of our competitors;

•	changes in the estimation of the future size and growth rate of our markets;

•	arrival or departure of key personnel; and

•	general economic, industry and market conditions.
      In addition, the stock market in general often experiences substantial volatility that may be unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock.
Any sale of a substantial amount of our stock could cause our stock price to drop.
      Based on the most recently filed information on beneficial ownership of our common stock, The Pinnacle Fund, L.P. beneficially owned 2,474,000 shares of our common stock, or 7.4% of our outstanding common stock as of December 31, 2005. To the best of our knowledge, Stephen C. Kircher, our former Chairman and Chief Executive Officer, beneficially owned 1,862,906 shares of our common stock, or 5.6% of our outstanding common stock as of that date. In general, our stockholders, including Mr. Kircher and The Pinnacle Fund, are not obligated to retain their shares, except that subject to limited exceptions, our directors and executive officers have agreed not to sell or otherwise dispose of any shares of common stock for 90 days after the completion of this offering without the consent of Deutsche Bank Securities, Inc., subject to a potential extension of the lock-up period for up to an additional 18 days under certain circumstances. In addition, during the latter part of 2003 and beginning of 2004, we sold shares of common stock (including warrants exercisable for shares of common stock) in two private placements. As part of the terms of the private placements, we registered for resale 11,919,499 shares of common stock, including common stock underlying warrants, with the SEC, representing approximately 37.2% of our outstanding common stock as of December 31, 2005. Any sale by these or other holders of a substantial amount of common stock in the public market, or the perception that such a sale could occur, could have an adverse effect on the market price of our common stock. Such an effect could be magnified because these shares can be sold immediately and our stock is relatively thinly traded.
Management will have broad discretion over the use of proceeds from this offering.
      We expect to use the net proceeds from this offering for general working capital purposes and the acquisition of technology, assets and companies. We may also use some of the existing cash on our balance sheet in combination with the net proceeds to pay down some or all of the existing revolving line of credit. We have not reserved or allocated specific amounts for these purposes, and we cannot specify with certainty how we will use the net proceeds. Accordingly, our management will have considerable discretion in the application of the net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. The net proceeds may be used for corporate purposes that do not increase our operating results or market value. Until the net proceeds are used, they may be placed in investments that do not produce income or that lose value.

FORWARD-LOOKING STATEMENTS
      This prospectus supplement contains “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934. Words such as “expects,” “anticipates,” “intends,” “could,” “may,” “believes” or “estimates” or similar language identify forward-looking statements, as do the negative of these terms and other comparable terminology. The forward-looking statements in this prospectus supplement relate, among other things, to:

•	our future business, financial condition and results of operations;

•	maintaining and expanding market acceptance of our products or services;

•	competitiveness of our products or services;

•	customer satisfaction with our products or services;

•	any statements of belief; and

•	any statements of assumptions underlying any of the foregoing.
      These forward-looking statements involve known and unknown risks and uncertainties. Forward-looking statements are not guarantees of our future performance or results, and our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under the section entitled “Risk Factors.” You should consider the risk factors and uncertainties under the section entitled “Risk Factors,” among other things, in evaluating our prospects and future financial performance. Before making a decision to invest in our common stock, you should be aware that the occurrence of the events described in the risk factors could harm our business, results of operations and financial condition. Forward-looking statements are made as of the date of this prospectus supplement or the other documents in which they are found. Except as required by securities laws, we are not required and do not intend to update or alter these forward-looking statements in this prospectus supplement or the other documents in which they are found, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS
      We anticipate that we will receive net proceeds of approximately $58.7 million ($67.5 million if the underwriters exercise their over-allotment option in full) from the sale of 10,800,000 shares of our common stock offered by us in this offering, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.
      We expect to use the net proceeds from this offering for general working capital purposes and possibly the acquisition of technology, assets and companies, although we currently have no agreements or understandings relating to any such transactions. We may also use a portion of the existing cash on our balance sheet in combination with the net proceeds to pay down some or all of the existing revolving line of credit. We have not reserved or allocated specific amounts for these purposes. Accordingly, our management will have broad discretion as to the application of the offering proceeds. Pending our use of the net proceeds, we may invest them in short-term, investment-grade, interest-bearing securities.
DIVIDEND POLICY
      Our present policy is to retain any earnings to finance future growth. We have never declared or paid any cash dividends on our capital stock and have no present intention of paying any cash dividends for the foreseeable future.

SELECTED CONSOLIDATED FINANCIAL DATA
      We derived the annual consolidated statements of income and balance sheet data presented below as of and for the years ended October 31, 2003, 2004 and 2005, from our audited consolidated financial statements. You should read this summary of consolidated financial information with the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operation” and our consolidated financial statements and related notes incorporated by reference into this prospectus supplement.

	Twelve Months Ended October 31,

	2003	2004	2005

	(in thousands, except per share
	data)
Statement of Operations Data:
Net sales	$22,715	$46,234	$88,278
Cost of goods sold	17,600	36,123	72,618

Gross profit	5,115	10,111	15,660

Operating expenses:
General and administrative	3,487	5,403	7,693
Selling, marketing and customer service	1,524	2,096	2,750
Engineering, advanced design and product management	593	625	877
Litigation settlement (1)	—	625	—

Total operating expenses	5,604	8,749	11,320

Operating (loss) income	(489)	1,362	4,340

Other income (expenses):
Interest	(389)	(396)	(681)
Loss on investment	—	—	9
Other income:	70	108	—

	(319)	(288)	(672)

(Loss) income before income taxes	(808)	1,074	3,668
Income tax benefit	—	—	(99)

Net (loss) income	$(808)	$1,074	$3,767

Net (loss) income per share
Basic	$(0.04)	$0.04	$0.12

Diluted	$(0.04)	$0.04	$0.12

Weighted average number of shares used in computing per share amounts
Basic	19,449	25,648	31,388

Diluted	19,449	27,511	32,710

(1)	The litigation settlement is related to our former operations as a manufacturer of snowboards, and was part of a claim arising from a snowboard injury prior to 1999. We have not manufactured snowboards since prior to 1999.

	As of October 31,

	2003	2004	2005

	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$1,178	$10,186	$9,258
Net current assets	9,264	28,504	41,489
Property, plant and equipment, net	4,796	16,418	27,031
Total assets	14,060	44,922	68,782
Current liabilities	7,959	15,718	33,424
Long-term debt and capital lease obligations, net of current portion	1,877	70	5
Stockholders’ equity	4,224	29,134	35,353

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
      The following discussion is presented on a consolidated basis, and analyzes our financial condition and results of operations for the fiscal years ended October 31, 2005, October 31, 2004 and October 31, 2003.
Overview
      We design and manufacture liquid crystal display (LCD) products and are a supplier to several Fortune 500 companies, major Japanese and other Asian and European corporations and smaller companies operating in a variety of end-markets. Our product focus is on the small form factor (SFF) LCD market, which includes 7” displays or smaller. Our customers include original equipment manufacturers (OEMs), original design manufacturers (ODMs) and electronic manufacturing services providers (EMSs), collectively referred to as “our customers,” serving high-growth markets including mobile phones, handheld games, portable media players, medical devices, consumer electronics, and industrial and telecommunications equipment.
      We assist our customers in the design and development of their products and provide full turnkey manufacturing services. We offer a broad suite of services and solutions, including outsourced design, component purchasing, electronic subassemblies and finished products assembly, post-assembly testing and post-sales support. We provide value-added custom design and manufacturing services, in which we design and develop products that are sold by our customers to their end customers and markets using their brand names.
      Net sales for the fiscal year ended October 31, 2005 increased 91% to $88.3 million from $46.2 million in the prior year, primarily due to the addition of new customers, both through our marketing efforts and through the acquisition of Three-Five Systems (Beijing). The balance of the increase is due to increased revenues from existing customers. Net income for the fiscal year ended October 31, 2005 was $3.8 million, compared to $1.1 million for the prior year. See “Results of Operations” below.
Background and Corporate History
      Our corporate headquarters are located in Roseville, California. The design and manufacture of our products is located at our facilities in Shenzhen and Beijing, People’s Republic of China, where we employ approximately 3,200 people. Our operations are concentrated primarily in our subsidiaries, IDW Technology (Shenzhen) Co., Ltd. and IDW (Beijing) Co., Ltd., which are organized under the laws of the People’s Republic of China.
      Prior to 2004, we focused our efforts on decreasing costs and streamlining our corporate structure, while focusing on development of new key customers with high volume, multi-product needs for displays and display modules. We also strengthened our core engineering competencies and manufacturing processes. We began to engage our customers at the design phase and emphasized our engineering design capability and product quality to facilitate product changes and the effective rollout of new products for our customers. Beginning in 2004, with our expanded base of strong customers, our focus has begun to shift to servicing those customers through continual product changes and development of new products. This focus has steadily improved our capacity utilization, although our Beijing and Shenzhen north campus production lines continue to run significantly under capacity.
      In July 2004, we completed the acquisition of another LCD line, which we located in Shenzhen at our 140,000 square foot, north campus manufacturing facility. This line, unlike our Shenzhen south campus line, which produces monochrome displays only, is able to produce both monochrome and color displays. We purchased this asset for $6.0 million, and paid cash for the acquisition. In addition to the cost of the LCD equipment line, we incurred additional expenses of approximately $6.3 million to package and ship the equipment to our factory in China, and to unpack and install the equipment for manufacturing operations. We believe our total outlay of approximately $12.3 million for the installed color LCD manufacturing line to be a significant discount to market value when compared to the cost of purchasing and installing a new color LCD line, and also to the depreciated value of the acquired equipment reflected in the books of the seller.
      With the acquisition in April 2005 of a TFT assembly facility in Beijing, China, adding a total of 56,000 square feet of manufacturing space, we have increased capacity to offer existing and new customers an expanded product line including TFT. We intend to focus on utilizing our engineering and manufacturing competencies to fill the added capacity in order to absorb overhead created by the expansion and maintain acceptable margins.
      We are ISO-certified in our Shenzhen south campus facility and in our Beijing facility; we emphasize our quality and manufacturing processes, and we generally are pre-qualified through quality inspections by our major customers. We are in the process of obtaining ISO certification for our new color line in Shenzhen north campus. We emphasize incoming quality inspection and in-process inspection to improve yield and reduce warranty claims and product returns. We believe that our quality and manufacturing processes are our core strengths. We do not anticipate any significant change in our practices and consider our investment in our engineering and quality departments as a continuing cost of doing business.
Factors and Trends Affecting our Operations
      Key factors and trends that currently impact our strategies and operations include:

•	Product cycles in the consumer electronics industry and other target markets. Our success depends almost entirely upon the widespread market acceptance of our customers’ products. Any significant slowdown in the demand for their products would adversely affect our business. Our business depends on the electronics industry, which is subject to rapid technological change, short product life cycles and margin pressures. The electronics industry has been cyclical and subject to significant downturns characterized by diminished product demand, production over-capacity, and accelerated erosion of average selling prices. Economic conditions affecting the electronics industry in general or our major customers may adversely affect our operating results.

•	Currency fluctuations. Although we transact business predominantly in U.S. and Hong Kong dollars, we collect a portion of our revenue and incur approximately 30% of our total spending, such as payroll, land rent, electrical power, depreciation and other costs associated with running our facilities in China, in RMB. Adverse movements between the selling currency and the RMB would have a material impact on our profitability. The RMB has been broadly stable against U.S. dollar in the past three years, but recently China announced that the RMB would be pegged to a basket of currencies, making it possible for the RMB to rise and fall relative to the U.S. dollar. We cannot predict with certainty future exchange rates and thus their impact on our operating results.

•	Economic factors affecting China. Our cost structure is subject to fluctuations from inflationary pressures in China and other geographic regions where we conduct business. China is currently experiencing dramatic growth in its economy. This growth may lead to continued pressure on wages and salaries that may exceed increases in productivity. In addition, this presence may not be compensated for, and may be exacerbated, by currency movements. We are also exposed to movement in commodity prices, particularly the cost of electrical power for our manufacturing facilities.

•	Yield rate. Although increases in labor costs and other charges may impact cost of sales, our yield rate is one of the most significant factors affecting our manufacturing operations and results.

•	Supply shortages and delays. As our industry experiences an overall upswing in its economic cycle, we are increasingly exposed to possible supply shortages of certain key components for which alternative sources are not always available. We do not have long-term supply contracts with the majority of our suppliers or for specific components. This generally serves to reduce our commitment risk but does expose us to supply risk and price increases that we may not be able to pass on to our customers. In some cases, supply shortages and delays in delivery have resulted in curtailed production or delays in production, which contribute to an increase in inventory levels, a delay in revenues and a loss of profit.

•	Sales, development and qualification cycles in our target industries. Factors specific to certain industries also have an impact on our sales cycles. In particular, those customers who operate in or supply to the medical and automotive industries require longer sales cycles as qualification processes are longer and more rigorous, often requiring extensive field audits. Customers who operate in the mobile devices industry also require strict qualification requirements. This requires us to make significant investments of time and resources well before our customers introduce their products and before we can be sure that our efforts will generate any significant sales or that we will even recover our initial investment of time and resources. These lengthy and challenging sales cycles may mean that it could take longer before our sales and marketing efforts result in revenue, if they do at all, and may have adverse effects on our operating results, financial condition, cash flows and stock price.
Critical Accounting Policies and Estimates
      The discussion and analysis of our financial condition presented in this section are based upon our financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. During the preparation of our financial statements we are required to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates and judgments, including those related to sales returns, pricing concessions, bad debts, inventories, investments, fixed assets, intangible assets, income taxes, pensions and other contingencies. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under current conditions. Actual results may differ from these estimates under different assumptions or conditions.
Business Combinations
      We account for business combinations in accordance with FASB Statement No. 141, Business Combinations. We completed the purchase of all outstanding shares of Three-Five Systems (Beijing) and certain assets of Three-Five Systems, Pacific, Inc. on April 8, 2005. The purchase price paid for the acquisition was below the book value of the assets acquired. There has not been an independent valuation of the value of these assets. Management has used their best estimates and knowledge to determine that the book value of the assets acquired as recorded on the books of Three-Five Systems (Beijing) is fairly stated. The excess of fair value of the acquired assets over cost was accounted for by a write-down on a pro rata basis of the long-lived assets that were purchased.

Revenue Recognition
      We recognize revenue from product sales in accordance with SAB No. 104, Revenue Recognition in Financial Statements. SAB No. 104 requires that revenue be recognized when all of the following conditions are met:

•	persuasive evidence of an arrangement exists;

•	delivery has occurred or services have been rendered;

•	price to the customer is fixed or determinable; and

•	collectability is reasonably assured.
      Our standard terms provide that shipments are “FOB” from our manufacturing facility—title and risk of loss shift to the customer upon shipment and there are no continuing services other than delivery. Accordingly, we recognize revenue from the sale of our products when the products are shipped from our factories. For certain customers we maintain “supplier-managed inventory.” For these customers revenue is recognized when the customer draws product from the storage hubs. For one customer we use ocean shipping to deliver product. Because of the length of time at sea we recognize this revenue when the product is delivered to the customer’s freight forwarder at the port of entry. Sales revenue is recorded net of discounts, rebates and prompt-pay discounts. Returns and adjustments are booked as soon as they have been assessed for validity. We do not provide an allowance for returns at shipment because we make custom products that are customer specific, and no returns are allowed. We warrant our product for replacement only in the event of defects, and customers are required to notify us within ten days of product receipt if there is a defect. Historically, we have not experienced significant defects, and replacements for defects have not been material. We do not offer discounts, though in limited circumstances we offer rebates on tooling expense after certain revenue thresholds are met. Those minimal rebates have been immaterial and infrequent.
Accounts Receivable
      To establish our allowance for doubtful accounts, we perform credit evaluations of our customers’ financial condition, along with analyzing past experience, and make provisions for doubtful accounts based on the outcome of our credit valuations and analysis. We evaluate the collectability of our accounts receivable based on specific customer circumstances, current economic trends, historical experience with collections, and the age of past due receivables. We believe the allowances that we have established are adequate under the circumstances; however, a change in the economic environment or a customer’s financial condition could cause our estimates of allowances and, consequently, the provision for doubtful accounts, to change.
Inventories
      We plan inventory procurement and production based on orders received, forecasted demand and supplier requirements. Inventories are stated at the lower of cost or market. Cost is determined on the weighted average-cost basis. Costs included in the valuation of inventory are labor, materials (including freight and duty) and manufacturing overhead. Provisions are made for obsolete or slow moving inventory based on management estimates. We write down inventories for estimated obsolescence based on the difference between the cost of inventories and the net realizable value based upon estimates about future demand from customers and specific customer requirements on certain projects. The majority of our inventory is produced from raw materials for specific customer designs and requirements, which cannot always be used for other customers. Therefore, inventory levels may change based on customer demand, as well as variations in manufacturing yields. Because some of our products are dependent on availability of long lead items or are unique to a particular customer, there is a risk that we will forecast incorrectly and purchase or produce excess inventory. As a result, actual demand may differ from forecasts, and such differences, if not managed, may have a material adverse effect on future results of operations due to required write-offs of excess or obsolete inventory. To mitigate against such exposure, we require a letter of authorization from our customer agreeing to pay for and take possession of inventory parts in the event of cancellation. This requirement is designed to protect us in the event a customer’s project is canceled. In addition, our standard terms and conditions provide for payment to us to cover costs in the event a customer cancels an order.
Stock-Based Compensation
      SFAS No. 123, Accounting for Stock-Based Compensation, allows companies that have stock-based compensation arrangements with employees to adopt a new fair value basis of accounting for stock options and other equity instruments or to continue to apply the existing accounting rules under APB Opinion No. 25, Accounting for Stock Issued to Employees, but with additional financial statement disclosure. We continue to account for stock-based compensation arrangements under APB Opinion No. 25.
      In December 2004, the FASB issued SFAS No. 123R amending SFAS No. 123, Accounting for Stock-Based Compensation, to require public entities (other than those filing as small business issuers) to report stock-based employee compensation in their financial statements. We have been required to comply with the provisions of SFAS No. 123R since November 1, 2005, the beginning of our current fiscal year. We have not recorded compensation expense related to our stock-based employee compensation plans in our financial statements incorporated by reference in this prospectus supplement. Instead, we made a pro-forma disclosure of the expense related to our stock-based compensation plans in the notes to our financial statements. If we had been required to comply with the provisions of SFAS No. 123R during fiscal 2004 and 2005, our basic and diluted net income per share at year end would have been $0.09 and $0.09, respectively, rather than our reported basic and diluted net income per share of $0.12 and $0.10, respectively.
Income Taxes
      Pursuant to FASB Statement No. 109, Accounting for Income Taxes, income taxes are recorded based on current year amounts payable or refundable, as well as the consequences of events that give rise to deferred tax assets and liabilities. We base our estimate of current and deferred taxes on the tax laws and rates that are currently in effect in the appropriate jurisdiction. Changes in laws or rates may affect the current amounts payable or refundable as well as the amount of deferred tax assets or liabilities. At October 31, 2005, we had approximately $14.1 million of net operating loss carry forward available for use resulting in approximately $4.6 million of deferred tax assets. We have provided a valuation allowance of 94% of the $4.6 million based on management’s estimation that these net operating losses are unlikely to be realized in the foreseeable future.
Results of Operations

Comparison of the year ended October 31, 2005 to the year ended October 31, 2004
      Net sales—Net sales for the fiscal year ended October 31, 2005 increased 91% to $88.3 million from $46.2 million in the fiscal year ended October 31, 2004. The increase in net sales is primarily attributable to the addition of new customers, both through our marketing efforts and through the acquisition of Three-Five Systems (Beijing). The balance of the increase is due to increased revenues from existing customers. Our goal is to continue to expand our customer base in targeted vertical markets. We continued to execute on that goal in 2005. In addition, the acquisition of Three-Five Systems (Beijing) expanded our customer base by eight significant customers and added to our technology offerings.

      Cost of goods sold—Cost of goods sold were $72.6 million (82.3% of net sales) and $36.1 million (78.1% of net sales) for fiscal years ended October 31, 2005 and 2004, respectively. Cost of goods sold increased 4.2% as a percentage of net sales, driven by an increase in raw material costs of approximately 4%, an increase in depreciation costs of approximately 1% (driven by our Shenzhen north campus facility coming on line and the acquisition of Three-Five Systems (Beijing)) and offset by a decrease in other costs of approximately 1%.
      General and administrative expenses—General and administrative expenses were $7.7 million for the fiscal year ended October 31, 2005, compared to $5.4 million for the fiscal year ended October 31, 2004, an increase of 42.4%. As a percentage of net sales, general and administrative expenses were 8.7% and 11.7% for the fiscal years ended October 31, 2005 and 2004, respectively. This year-over-year decrease as a percentage of sales continues our trend of reducing costs. The increase in actual cost is primarily attributed to increases in payroll due to the addition of executive and general administrative staff, expansion of the internal audit department and Sarbanes-Oxley compliance, increase in legal and accounting fees, increased credit insurance costs on our accounts receivable, increased directors’ and officers’ liability insurance, increased NASDAQ listing costs, and increased depreciation. We expect that our costs for Sarbanes-Oxley compliance will continue in fiscal 2006. Significant elements of general and administrative expenses include employee related expenses of $3.8 million, professional fees of $1.2 million, rent, telephone and utilities of $429,000, insurance of $495,000, local Chinese government fees of $201,000, and depreciation of $279,000.
      Sales, marketing, and customer service—Sales, marketing, and customer service expenses were $2.8 million for the fiscal year ended October 31, 2005, compared to $2.1 million for the fiscal year ended October 31, 2004, an increase of 31.2%. As a percentage of net sales, sales, marketing and customer service expenses were 3.1% and 4.5% for the fiscal years ended October 31, 2005 and 2004, respectively. Increased commission expense at $1.3 million ($921,000 for the year ended October 31, 2004) accounts for 52% and increased employee related expenses for customer sales and technical support at $956,000 ($749,000 for the year ended October 31, 2004) accounts for 32% of the increase. Significant elements of sales, marketing, and customer service expense consist of employee-related expenses of $956,000, commission expense of $1.3 million, travel expense of $203,000, and rent of $72,000.
      Engineering, advanced design and project management expenses—Engineering, advanced design and project management expenses were $877,000 for the fiscal year ended October 31, 2005, compared to $625,000 for the fiscal year ended October 31, 2004, an increase of 40.3%. As a percentage of net sales, engineering, advanced design and project management expenses were 1.0% and 1.4% for the fiscal years ended October 31, 2005 and 2004, respectively. Increased employee-related expenses for the addition of project management staff in the amount of $748,000 ($522,000 for the year ended October 31, 2004) accounts for 89.7% of the increase in engineering, advanced design and project management expenses. A significant element of engineering, advanced design and project management expenses consisted of employee related expenses of $748,000.
      Interest expense—Interest expense increased to $681,000 for the fiscal year ended October 31, 2005, from $396,000 for the year ended October 31, 2004, an increase of 72.0%. As a percentage of net sales, interest expense was 0.8% and 0.9% for the fiscal years ended October 31, 2005 and 2004, respectively. The increase can be attributed to increased borrowings on our line of credit for the acquisition of Three-Five Systems (Beijing).
      Other income— Other income for the fiscal year ended October 31, 2005 was $9,000 and $108,000 for the fiscal year ended October 31, 2004. Rental income of $36,000 received from a sublet of leased property offset by other non operating expense of $27,000 were the components of other income.

      Income tax benefit— Income tax benefit for the fiscal year ended October 31, 2005 was $99,000. Based on management’s assessment of our operating loss carry forwards, we recorded a $262,000 deferred tax asset on our books offset by current tax provisions of $163,000. There was no provision for income taxes for the fiscal year ended October 31, 2004.
      Net income— The net income for the fiscal year ended October 31, 2005 and 2004 were $3.8 million and $1.1 million, respectively. The significant reason for the increase in net income was the 91% increase in net sales while a considerable portion of costs are fixed or increased at a lower rate than the increase in sales.

Comparison of the year ended October 31, 2004 to the year ended October 31, 2003
      Net sales— Net sales for the fiscal year ended October 31, 2004 increased 103.5% to $46.2 million from $22.7 million in the fiscal year ended October 31, 2003. As we stated last year, our goal was to restructure our sales operation to focus on specific multinational customers in expanded geographic markets. We have achieved this goal adding four such customers representing 90% of our 104% sales growth.
      Cost of goods sold— Cost of goods sold were $36.1 million (78.1% of net sales) and $17.6 million (77.5% of net sales) for fiscal years ended October 31, 2004 and 2003, respectively. Cost of goods sold increased by 0.6%, driven by an increase in raw material costs of approximately 7% (primarily due to product mix) offset by decreases in depreciation, utilities, recoverable VAT, and overhead of approximately 6.4%.
      General and administrative expenses—General and administrative expenses were $5.4 million for the fiscal year ended October 31, 2004, and $3.5 million for the fiscal year ended October 31, 2003, an increase of 54.9%. As a percentage of net sales, general and administrative expenses were 11.7% and 15.4% for the fiscal years ended October 31, 2004 and 2003, respectively. The increase is primarily attributed to increases in payroll due to the signing bonus associated with the recruitment of our new Chief Executive Officer, expansion of the internal audit department and Sarbanes-Oxley compliance, increase in legal and accounting fees, increased credit insurance costs on our accounts receivable, increased depreciation, bad debt, and exchange loss expense. Significant elements of these expenses include employee-related expenses of $2.8 million, professional fees of $684,000, rent and utility costs of $165,000, insurance of $308,000, local Chinese government fees of $194,000, and depreciation of $130,000.
      Sales, marketing and customer service—Sales, marketing and customer service expenses were $2.1 million for the fiscal year ended October 31, 2004, and $1.5 million for the fiscal year ended October 31, 2003, an increase of 37.5%. As a percentage of net sales, sales, marketing and customer service expenses were 4.5% and 6.7% for the fiscal years ended October 31, 2004 and 2003, respectively. Increased commission expense at $921,000 ($498,000 for the year ended October 31, 2003) accounts for 74% of the increase in sales, marketing and customer service expenses in fiscal 2004 due to higher volumes of commissionable sales during the year. Significant elements of this expense consist of employee-related expenses of $749,000, commission expense of $921,000, travel expense of $135,000 and rent of $81,000.
      Engineering, advanced design and project management expenses—Engineering, advanced design and project management expenses were $625,000 for the fiscal year ended October 31, 2004, and $593,000 for the fiscal year ended October 31, 2003, an increase of 5.4%. As a percentage of net sales, engineering, advanced design and project management expenses were 1.4% and 2.6% for the fiscal years ended October 31, 2004 and 2003, respectively. The increase is attributable to costs related to the addition of our equipment development department in the fourth quarter of fiscal 2003 and continuing through fiscal 2004. Significant elements of this expense consist of employee-related expenses of $522,000, rent expense of $57,000 and travel expenses of $34,000.
      Litigation settlement—This expense for the fiscal year ended October 31, 2004 was $625,000 and was a result of a settlement of previously disclosed litigation, now concluded. The expense was for the settlement of a lawsuit arising out of the use of a snowboard and injuries sustained prior to 1999. We were named as a defendant in the lawsuit alleging a defect in the manufacture of the snowboard, which we manufactured as part of our prior business.
      Interest expense—Interest expense increased to $396,000 for the fiscal year ended October 31, 2004, from $389,000 for the year ended October 31, 2003, an increase of 1.8%. As a percentage of net sales, interest expense was 0.9% and 1.7% for the fiscal years ended October 31, 2004 and 2003, respectively. The increase can be attributed to increased borrowings on our accounts receivable line of credit, offset by the repayment of our outstanding notes payable at a significantly higher interest rate.
      Other income—Other income for the fiscal year ended October 31, 2004 was $108,000 and $70,000 for the fiscal year ended October 31, 2003. The significant component was $85,000 received from a sublet of leased property.
      Net income—The net income for the year ended October 31, 2004 was $1.1 million. The net loss for the year ended October 31, 2003 was $808,000. The significant reason for the increase in net income was the 104% increase in net sales while a considerable portion of costs are fixed or increased at a lower rate than the increase in net sales.
Liquidity and Capital Resources
      We generated net income of $3.8 million and $1.1 million during the periods ended October 31, 2005 and 2004, respectively, and losses from operations of $808,000 for the period ended October 31, 2003. We also have an accumulated deficit of $32.8 million as of October 31, 2005, of which $23.8 million is from discontinued operations and $9.0 million is from continuing operations. The discontinued operations are the former operations of the snowboard manufacturing and apparel business that ceased operations in 1999.
      During fiscal year 2005, we also experienced significant growth in net sales over the prior year, as net sales increased 91% from an increased customer demand that resulted in a higher utilization of our manufacturing capacity. The significant growth in net sales required additional working capital due in large part to customers with less favorable payment terms, partially offset by our ability to renegotiate payment terms with our suppliers. Primarily due to increased net sales, net cash from operations in fiscal year 2005 was $2.3 million, an increase of $6.1 million.
      In April of 2005, we completed the purchase of the outstanding stock of Three Five System’s manufacturing facility and business in Beijing, China for $8.0 million in cash, the assumption of $2.4 million in debt, and an earn-out provision based on two specific revenue targets. For the cash portion of the transaction, we utilized funds from our line of credit with Trade Bank. In the transaction, we received an ISO-certified, 56,000 square-foot Beijing facility, manufacturing equipment, $2.0 million in qualified inventory, and a recoverable VAT credit of approximately $675,000. The acquisition accelerated our entry into the TFT business and provided us with access to new customers, including several Fortune 500 companies in the mobile phone, printer, and industrial and medical device industries.
      We require capital to repay certain existing fixed obligations, and to provide for additional working capital and investment in capital equipment if it is to grow in accordance with our business plan. To this end, in March 2005 we established a new $20 million credit line with Wells Fargo HSBC Trade Bank. The new line replaced an existing asset-based line with Wells

Fargo Business Credit and provides us up to $15 million in additional working capital with more favorable terms.
      Based on our cash balances, line of credit, expected capital expenditures, and forecasted working capital, we believe we have adequate cash resources to fund operations at their current levels for the foreseeable future. In addition, future cash forecasts are based on assumptions regarding the performance of a new manufacturing line, and further assumptions regarding working capital needs associated with increasing customer orders. To properly fund our anticipated growth, we might make a decision to seek additional sources of capital such as public markets financing via an equity or debt offering, strategic relationships or other arrangements. Actual requirements may be materially different than our forecasts.
      At October 31, 2005, we had debt falling due in fiscal 2006 of $2.5 million and a further amount of $5,000 due in fiscal 2007. In addition, we had operating lease commitments that amounted to $7.0 million and capital lease commitments of $81,000. The following table sets forth the amounts:

	Payments Due by Period

		Less than			After
Contractual Obligations	Total	1 year	1–3 years	4–5 years	5 years

	(in thousands)
Long Term Debt	$2,469	$2,469	—	—	—
Operating Leases	7,012	796	$1,476	$1,361	$3,379
Capital Leases	81	76	5	—	—

Total Contractual Cash Obligations	$9,562	$3,341	$1,481	$1,361	$3,379

Quantitative And Qualitative Disclosures About Market Risk

Currency Fluctuations
      We sell a majority of our products in U.S. dollars and pay for our material components in U.S. dollars, Hong Kong dollars, Chinese RMB and Japanese yen. We pay labor costs and overhead expenses in U.S. dollars, RMB and Hong Kong dollars.
      The exchange rate of the Hong Kong dollar to the U.S. dollar has been fixed by the Hong Kong government since October 1983 at approximately HK$7.80 to US$1.00 through the currency issuing banks in Hong Kong and accordingly has not in the past presented a currency exchange risk. This could change in the future as there has been discussion in some circles concerning the advantages of the floating rate.
      Effective July 21, 2005, China adopted a managed floating currency system whereby the official exchange rate will be based on market supply and demand with reference to a basket of currencies and will no longer be pegged to the U.S. dollar. The daily trading price of the U.S. dollar against the RMB will be allowed to float within a band of 0.3% either side of the central parity published rate by The People’s Bank of China, which is currently set at 8.11 RMB per U.S. dollar. We incur approximately 33% of our expenses in RMB and have negligible RMB revenue; an increase in the value of the RMB would thus have an adverse effect on our operating margins, while a decrease in the value of the RMB would have a beneficial effect. Periodically we review our potential exposure relative to currency market information to determine if currency hedging or other measures are appropriate to mitigate exchange risk. We currently have outstanding debt denominated in RMB of 20,000,000 equating to approximately 2.5 million U.S. dollars at the current exchange rate.

Interest Rate Risk
      Our principal exposure to interest rate changes is on our line of credit. The rate for the line is based on prime interest rates in the Unites States or on LIBOR. Our management monitors the prime rate in conjunction with our cash requirements to determine the appropriate level of debt balances relative to other sources of funds.

Inflation Risk
      Inflation has remained low in recent years in the markets in which we currently sell and is expected to do so for the foreseeable future. The inflation rate in China is higher with wage inflation expected to run between 5% and 10% annually. Such inflation represents a risk to our profitability if sustained. To compensate, we place emphasis on programs designed to increase the productivity of our operations and people.
      We are not exposed to any market risk involved in derivative financial instruments, other financial instruments or derivative commodity instruments.

BUSINESS
Overview
      We design and manufacture liquid crystal display (LCD) products and are a supplier to several Fortune 500 companies, major Japanese and other Asian and European corporations and smaller companies operating in a variety of end-markets. Our product focus is on the small form factor (SFF) LCD market, which includes 7” displays or smaller. Our customers include original equipment manufacturers (OEMs), original design manufacturers (ODMs) and electronic manufacturing services providers (EMSs), collectively referred to as “our customers,” serving high-growth markets such as mobile phones, handheld games, portable media players, medical devices, consumer electronics, and industrial and telecommunications equipment.
      We assist our customers in the design and development of their products and provide full turnkey manufacturing services. We offer a broad suite of services and solutions, including outsourced design, component purchasing, electronic subassemblies and finished products assembly, post-assembly testing and post-sales support. We provide value-added custom design and manufacturing services, in which we design and develop products that are sold by our customers to their end customers and markets using their brand names. We support a broad product portfolio, with offerings in three SFF LCD technologies: monochrome super-twisted nematic (STN), color super-twisted nematic (CSTN) and thin film transistor (TFT). In addition, we support an extensive set of production techniques for manufacturing our SFF LCD modules: surface mount (SMT), chip-on-board (COB), chip-on-glass (COG), chip-on-film (COF) and tape carrier package (TCP). See “Our Products and Services” and “Our Design and Manufacturing Capabilities” below.
      We believe that we compete successfully on a variety of factors including product quality, customer service, global account and sales coverage model, value-added design and manufacturing services, and broad set of product offerings. In addition, we believe that our China-based operations provide us with a competitive cost structure and access to a highly educated engineering work force. Unlike many of our Asian competitors that are largely based in Taiwan, Hong Kong, Japan and Korea but may have certain of their manufacturing operations in China, we operate all of our product design, manufacturing, engineering support, front end glass manufacturing and post-sales support operations in China. Our presence in China and our customer-driven engineering focus allow us to closely monitor our manufacturing resources for quality, as well as to align our design and manufacturing capabilities with our customers’ local manufacturing operations. Our locally based personnel thus have the ability to work directly and collaboratively with the growing number of China-based OEMs, ODMs and EMSs.
Industry Overview

Display Technology
      Prior to the 1970s, most commonly used displays had substantial limitations, especially in terms of viewable size, life and power consumption. LCDs were developed in the 1970s in response to these limitations, and to the demand for greater information, color content and less power consumption than light emitting diodes (LEDs). LCDs now appear in a diverse range of products throughout the communications, office automation, industrial, medical and consumer electronics industries.
      LCDs modify light that passes through or is reflected by them, rather than directly emitting light like LEDs. An LCD consists of a layer of liquid crystalline material that is suspended between two glass plates. The liquid crystals align themselves in a predictable manner when an electrical charge is applied in accordance with the graphical design and instructions from the associated integrated circuit (driver IC). LCDs display these images or characters in black and white or in a wide range of color combinations. The graphical image of an LCD is produced in rows and columns that can be selectively energized to form letters or pictures. A principal advantage of LCDs over other display technologies, such as LEDs, is the ability to include thousands or even millions of pixels in a single display, allowing for greater information content.
      There are two types of LCDs: passive matrix and active matrix. Passive matrix LCDs (STN or CSTN) are used in applications such as mobile phones and personal digital assistants (PDAs), as well as in office equipment, data collection terminals, point-of-sale equipment, medical devices, transportation instrumentation, industrial instruments and controls, and consumer electronics such as MP3 players. Active matrix LCDs, including TFT displays, are relatively complex semiconductor devices, which contain driver ICs to actively address each individual pixel, enabling full motion video in color display (typically 32 frames per second). Such displays are increasingly found as the primary display in mobile phones. Other display technologies, such as OLEDs, liquid crystal on silicon, or LCOS, plasma and low temperature polysilicon, or LTPS, are also available or in development.

Display Markets
      Displays are becoming a ubiquitous feature in many consumer, commercial and industrial products. iSuppli Corporation, an industry analysis firm, estimates the small and medium form factor market, which includes display panels of 10” or smaller, to be between $19 and $20 billion in 2005. We increasingly believe that display interfaces are becoming more important because they help make products more useful and easier to operate. In addition, the increasing complexity and functionality of handheld products, such as wireless computing and communication devices, require OEMs, ODMs and EMSs to increase the visual performance and information content of the displays incorporated into their products. At the same time, the market continues to demand that OEMs and EMSs incorporate displays with reduced power requirements and lower costs. Custom LCDs address these requirements for high performance, increased information content, low power and low cost.
      OEMs, ODMs and EMSs often include in their products unique display modules and features as a means of differentiating their products from those of competitors. OEMs, ODMs and EMSs then make decisions about whether to use standard or custom display devices and whether to design and produce these devices in-house versus outsourcing those functions. OEMs, ODMs and EMSs often recognize that their greatest strengths are market recognition of their brand names, market research and product development expertise, as well as effective sales and distribution channels. OEMs, ODMs and EMSs also recognize that the time constraints and limitations of available resources often preclude them from maintaining the specialized in-house expertise and equipment necessary to design and manufacture custom devices. As a result, many OEMs, ODMs and EMSs outsource the design and production of display devices and components to focus their own resources on the areas where they have the greatest expertise and leverage of resources. Outsourcing allows them to gain access to specialized design and manufacturing technology and expertise, accelerate the design process, and reduce their own investment in equipment, facilities, and the personnel necessary for specialized design and production. These advantages allow OEMs, ODMs and EMSs to maximize profitability and reduce risk and time to market, while capitalizing on economies of scale. In some cases, the outsourced functions include the original design of products.
Our Solution
      We offer a broad range of SFF LCDs and modules and related services, including outsourced custom design, manufacturing and assembly services to our customers. Our custom design and manufacturing expertise enables our customers, who are often unable to efficiently and economically produce their own LCDs, to outsource the design and manufacture of SFF LCDs and modules to us. By maintaining the technology and expertise necessary for producing high-quality, low-cost SFF LCDs and modules, we enable these customers to optimize the use of their own resources and focus on their own areas of expertise.
      Our solutions enable our customers to improve the quality, yield and performance of their products and shorten their time-to-market, thereby improving product profitability. We believe that our solutions provide the following key benefits to our customers:

•	cost-effective STN, CSTN and TFT products;

•	high-quality components and supply chain management expertise;

•	custom design and manufacturing expertise; and

•	superior worldwide customer service and post-sales support.
Our Strategy
      Our objective is to expand our position as a provider of LCD manufacturing services to major OEMs, ODMs and EMSs and to be the leading designer and manufacturer of SFF LCDs and modules. We are focused on maintaining and enhancing our collaborative relationships with our customers to advance our custom design capabilities and maintain high customer satisfaction. In addition, we dedicate significant resources to develop the custom design and manufacture of SFF LCD displays and display modules for OEMs, ODMs and EMSs, for which margins are typically greater than for standard LCDs. We intend to achieve our objectives through the following strategies:

•	Target and establish close relationships with strong customers in key vertical markets: We continue to establish and strengthen close relationships with leading customers that have high-volume and multiple product needs. We target leading companies in high-growth vertical markets that we believe will benefit from our design and manufacturing services, and we seek to develop multiple solutions for different product groups for those customers. Our close working relationships with our customers and emphasis on global account management allow us to understand and anticipate their needs and product roadmaps and enable us to offer complete product life-cycle solutions that meet these needs. For example, recently a tier-one mobile phone manufacturer chose us as one of a select group of suppliers to provide TFT display modules for their mobile phones and since then we have started shipping modules to the manufacturer for commercial sales and distribution.

•	Introduce technologies that leverage our core competencies: We have recently introduced technologies, such as TFT and CSTN, that add value to our customers’ products and leverage our current design and manufacturing capabilities. The addition of these capabilities enables us to target a larger addressable market and attract new customers. Our investments in technologies are generally customer-driven and allow us to leverage our library of design, manufacturing and assembly processes.

•	Maximize utilization of manufacturing capacity: We believe that our manufacturing excellence has been a key factor in our success in attracting and retaining customers. This enables us to target customers that have the ability to place large volume repeat orders with us, thus reducing our overhead absorption rates as we recover fixed capacity costs over a larger revenue base and incur fewer order setup costs. We are promoting shortened lead times and competitive pricing to win new high-volume business, thereby optimizing our manufacturing capacity utilization.

•	Utilize low-cost manufacturing in China: All of our manufacturing facilities are located in China. We have recently added a second facility in Shenzhen and a third facility in Beijing. China provides us with one of the lowest cost engineering and production work forces in the world, which, in turn, allows us to pass on significant cost advantages to our customers and provides us the platform to compete with others manufacturing in China and other “low-cost” locations. Economist Intelligence Unit estimates that the hourly labor cost in China in 2005 was less than one-fifth of that in Taiwan.

•	Produce value-added custom electronic components and modules: We produce SFF LCDs and modules, including custom designed modules, that are incorporated in different types of electronic products. A majority of OEMs, ODMs and EMSs that buy SFF LCDs and modules require them to be custom designed. Our design capabilities position us to meet our customer’s needs for both custom design and manufacturing solutions. We believe that due to the specific requirements of our customers in this market, design capabilities may be a barrier to entry for competition.

•	Produce high quality products at competitive prices: Given the price sensitive nature of our industry, our goal is to manufacture high quality products at low cost for our customers. We believe that the quality of our manufacturing services is central to maintaining customer trust and loyalty, and we therefore strive to ensure that our design and production processes are of world-class standards. We have consistently met the stringent quality demands of our OEM customers. We are certified under ISO 9001, the International Organization for Standardization’s highest quality standards, in respect of our Shenzhen south campus and Beijing facilities. The Shenzhen south campus facility is also QS9000 certified, which is the established standard for the automotive industry, and ISO 14001 certified, the latest recognized quality standard, which provides a structured basis for environmental management and control. In addition, we recently passed an audit for the ISO/ TS16949:2002 standard, which is a single standard that combines the requirements of the four most common automotive standards in Europe and the United States. We anticipate receiving certification for this standard in the first half of 2006. We are in the process of obtaining various certifications for our new facility in Shenzhen north campus, where we have installed the color line we purchased in July 2004. We believe that superior quality is necessary to maintain customer trust and loyalty, as well as to maintain high manufacturing yields, which in turn enables us to be cost competitive.

•	Develop improved production techniques in collaboration with customers: We collaborate with our customers early in the design cycle to refine and improve the production methods employed for complex, yet proven, production technologies. This allows us to focus our research and development efforts on process improvements, strategically positioning us with our customers in new product introductions. By helping our OEM and ODM customers enhance their product designs, lower costs and improve yield, we are able to strengthen our relationships with them.

•	Pursue strategic acquisitions and alliances: We intend to continue to evaluate acquisition opportunities that we believe will increase our market share in our target markets, improve our portfolio of intellectual property or strengthen our customer base. We intend to pursue acquisitions or alliances with companies that have products or technologies that complement our current products, enhance our technical capabilities and expand our service offerings. Since 2004, we have completed two acquisitions, including an acquisition of a TFT and STN facility in Beijing. We believe that pursuing a long-term strategy of vertical integration through acquisitions and alliances and through internal development will allow us to control a higher percentage of our costs of materials and can enable us to engage with our customers earlier in the design cycle.

Our Customers
      Our customers include OEMs, ODMs and EMSs serving our target markets, including mobile phones, handheld games, portable media players, medical devices, consumer electronics, and industrial and telecommunications equipment.

Vertical Markets	Representative Customers

Mobile phones	Kyocera, Qualcomm
Handheld Games	Hasbro
Thermostats	Honeywell, Trane, United Technologies/ Carrier, White Rogers
Point of Sale	Hypercom, Mars, Teroaka
Portable Media Players	Creative Technology, SanDisk
Medical Devices	Abbott Labs, Omron, Philips
EMS	Flextronics, Jabil
White Goods	Ecowater, LG Electronics, Whirlpool
Office Equipment	Ericsson
Automotive	Denso, Motorola, Panasonic, Visteon
      While our design wins are directly with these customers, we often fill orders through their subcontractors.
      We believe our customers continue to adopt outsourcing strategies for SFF LCDs and modules. The main causes for this are:

•	Reduction of total production cost. OEMs, ODMs and EMSs continually need to reduce costs to remain competitive. Providers of components and modules manufacture products at reduced total costs to OEMs, ODMs and EMSs because higher volumes of manufacturing capacity lead to economies of scale, access to leading-edge procurement and inventory management capabilities, proficiency in purchasing materials and an emphasis on improvements to the entire supply chain. Contract manufacturing also enables OEMs and EMSs to take advantage of producing in low-cost geographical regions.

•	Access to leading technologies. OEMs, ODMs and EMSs continually seek access to engineering expertise and manufacturing technologies necessary to build their increasingly complex products. OEMs and ODMs are motivated to work with component manufacturers to gain access to their expertise in product design, assembly, manufacturing and testing technologies.

•	Acceleration of time-to-market. OEMs, ODMs and EMSs face the demands of increasingly shorter product life-cycles. OEMs, ODMs and EMSs can significantly improve product development cycles and shorten time-to-market by utilizing the expertise and manufacturing infrastructure of outsourced manufacturers, including capabilities relating to design and development.

•	Reduction of capital investment and shifting of fixed costs to variable costs. As electronics products have become more technologically advanced, the manufacturing process is requiring greater levels of investment in capital equipment. Outsourcing allows OEMs, ODMs and EMSs to lower their investment in inventory and manufacturing assets and shift more of their fixed costs to variable costs, thereby increasing their return on assets. As a result, OEMs, ODMs and EMSs can react more quickly to changing market conditions and allocate capital to other core activities such as sales and marketing and research and development.
      We derived approximately 85% of our business for the year ended October 31, 2005 from 22 customers. Customers that account for 10% or more of our sales for the year ended October 31, 2005 were Creative Technology, Flextronics International and Honeywell. Historically, we have had substantial recurring sales from Ecowater Systems. Sales to Ecowater Systems for the years ended October 31, 2005, October 31, 2004 and October 31, 2003, accounted for approximately 8%, 16% and 28%, respectively, of total sales. Sales to our five largest customers accounted for 58%, 62% and 47% of our revenues during the years ended October 31, 2005, 2004 and 2003, respectively.
      Sales to our customers are primarily based on purchase orders we receive from time to time rather than firm, long-term purchase commitments. Although it is our general practice to purchase raw materials only upon receiving a purchase order, for certain customers we will occasionally purchase raw materials based on such customers’ rolling forecasts or anticipated orders. Uncertain economic conditions and our general lack of long-term purchase commitments from our customers make it difficult for us to accurately predict revenue over the longer term. Even in those cases where customers are contractually obligated to purchase products from us or repurchase unused inventory from us, we may elect not to enforce our contractual rights because of the long-term nature of our customer relationships and for other business reasons, and instead may negotiate with customers regarding particular situations.
Our Products and Services
      Our customers seek to differentiate their own products from those of their competitors. Our custom-designed display modules provide them with the opportunity to differentiate their products on a cost-effective basis. We apply our design, manufacturing and assembly capabilities to develop cost-effective and unique custom displays and modules, and together with our customers, create and implement engineering and product solutions with quick design turnaround and rapid prototyping. We are involved early with our customers’ product development cycles and continue with them through manufacturing, testing, logistics and distribution. We seek to add value for our customers through our ability to integrate the design and production processes.
      Our products consist of twisted nematic (TN), high performance twisted nematic (HTN), film compensated super-twisted nematic (FSTN), STN and CSTN LCDs and subassemblies, ranging from basic LCDs for calculators, watches and electronic games, to more complex products. These more complex devices are used in mobile devices, electronic appliances, office equipment, handheld computers, automotive equipment and medical devices and may be used in applications that require high multiplex rates and wide viewing angles. We are also currently developing wide-temperature LCD displays for automotive, appliance and outdoor utility meters; high density graphic displays for handheld computers and mobile phones; cold cathode and white LED backlighting for black and white, half-tone and color displays; and custom COG displays for consumer electronics and appliances. We design and manufacture value-added display modules with electronics, keypads, interface circuitry, backlighting and mounting hardware.
Our Design and Manufacturing Capabilities
      Prior to 2004, we maintained one facility in Shenzhen for monochrome STN manufacturing capability. Since then, we acquired our color manufacturing capability to produce CSTN in July 2004 and our TFT assembly business in April 2005. As of December 31, 2005, we had over 410,000 square feet of manufacturing capability in Shenzhen to manufacture monochrome and color displays, and 56,000 square feet in Beijing for monochrome and color display assembly.
      The typical cycle for an LCD product to be designed, manufactured and sold to our customers varies substantially, ranging from a few days to several months, including the design, proof and production period. Initially, our customers gather data from their sales personnel for products in which there is market interest, including features and anticipated unit costs. They then contact us, and possibly other prospective manufacturers, with forecasted total production quantities and design specifications or renderings. From that information, we then determine estimated component and materials costs. We then advise our customers of the development costs, manufacturing charges (including molds and tooling, if applicable) and unit cost based on the forecasted production quantities desired during the expected production cycle.
      After we agree with our customers on the quotation for the development and unit cost, we begin the LCD product development. The costs of LCD product development are either paid by the customer prior to development or built into the costs of manufacturing the product. Upon completion of the tooling, we produce samples of the product for the customer’s quality testing, and, once approved, commence mass production of the product. We expect to recover the development costs by the forging of a long-term customer relationship and through mass production, which allows us to spread these costs over a period of time and over a production quantity.
      We manufacture SFF LCDs using glass, liquid crystal solution and polarizer. A TN-type LCD is the most conventional and economical and is suitable for most common devices such as calculators and watches. TN-type LCDs allow for clearer visibility and wider viewing angles than STN-type LCDs. STN-type LCDs are suitable for use in devices such as handheld games and PDAs. Our CSTN and TFT displays are suitable for mobile devices, cameras/camcorders and other products with color displays. We also utilize the following production techniques:

•	Chip on Glass, or COG: COG is a process that connects integrated circuits directly to LCD panels without the need for wire bonding. We apply this technology to produce advanced SFF LCD modules for high-end electronic products, such as mobile phones and PDAs.

•	Chip on Board, or COB: COB is a technology that utilizes wire bonding to connect large-scale integrated circuits directly to printed circuit boards. We use COB in the assembly of consumer products such as calculators, personal organizers and electronic appliances.

•	Tape Automated Bonding with Anisotropic Conductive Film, or TAB with ACF: TAB with ACF is an advanced heat sealing technology that connects a liquid crystal display component with an integrated circuit in very small SFF LCD modules, such as those used in mobile phones and pagers.

•	Fine Pitch Heat Seal Technology or FPHS: FPHS technology allows us to connect LCD displays to printed circuit boards produced by COB that enables very thin connections. This method is highly specialized and is used in the production of finished products such as PDAs.

•	Surface Mount Technology or SMT: SMT is a process by which electronic components are mounted directly on both sides of a printed circuit board, increasing board capacity, facilitating product miniaturization and enabling advanced automation of production. We use SMT for products such as electronic appliances.
Suppliers
      A substantial portion of our product costs stem from the purchase of components and raw materials. Raw materials are principally comprised of glass, liquid crystal solution and polarizer. Components include integrated circuits, printed circuit boards, resistors, capacitors, molded plastic parts and packaging materials. These are purchased from a variety of suppliers. We are dependent on certain key suppliers for our sole source of supplies of certain customer-specified items. We generally base component orders on received purchase orders in an effort to minimize our inventory risk by ordering components and products only to the extent necessary. However, for certain customers and because of lead times, we may occasionally purchase components or raw materials based on such customer’s rolling forecasts or anticipated orders following a risk assessment.

      Certain components may be subject to limited allocation by certain of our suppliers. Supply shortages and delays in deliveries of particular components have at times resulted in curtailed production, delays in production of assemblies using scarce components, or higher component costs. These supply shortages may contribute to an increase in our inventory levels, a reduction in our margins, a delay in our resources, or a delay in our revenues. We expect that shortages and delays in deliveries of some components will continue to impact our industry, and we are striving to develop multiple sources of supply where possible.
Competition
      General competition in the outsourced manufacturing industry is intense and characterized by price erosion, rapid technological change and global competition from numerous companies. This highly competitive environment has resulted in pricing pressures that have reduced margins. The services we provide are available from many independent sources as well as from current and potential customers who possess their own in-house manufacturing capabilities or the resources to design and manufacture similar products themselves. We believe that the principal competitive factors in the design, manufacture and sale of SFF LCDs and modules are the following: product quality, pricing, flexibility and timeliness in responding to design and schedule changes, reliability in meeting product delivery schedules, technological sophistication, and geographic location.
      We consider our primary pure play competitors in the SFF LCD market to be BYD, Data Image, Data Vision, Samsung, Sharp, Optrex, Tian Ma, Truly Semiconductors, Varitronix, Wintek and other similar companies. We also face competition with the LCD divisions of several large companies including AU Optronics, LG.Philips, Samsung, Sanyo Epson Imaging Devices, Toppoly and others.
Sales and Marketing
      Our sales and marketing efforts are focused on OEMs, ODMs and EMSs serving the mobile phones, handheld games, portable media players, medical devices, consumer electronics and industrial and telecommunications equipment markets. We are focused on developing and deepening our relationships with OEMs, ODMs and EMSs at the development and design phases and continuing throughout all stages of production. Sales and marketing operations are integrated processes involving a network of representatives, direct salespersons, sales engineers and senior executives covering North America, Asia and Europe. Our sales engineers meet regularly with our customers and prospects to assist in the initial development and design phase, providing suggestions on how our product solutions can enhance product design. By utilizing our sales engineers in our target markets, we seek to expand our market penetration by leveraging our design expertise within our target markets. We direct our sales resources and activities at several management and staff levels within our customers and prospective customers. We receive inquiries through our sales representatives, word of mouth, public relations activities, our website and referrals from current customers. We evaluate these opportunities against our customer selection criteria and assign either a representative or a direct salesperson.
Backlog
      As of December 27, 2005, we had a backlog of orders of approximately $23.6 million, as compared with a backlog of $21.0 million as of December 1, 2004. Our backlog consists of product orders for which confirmed purchase orders have been received and that are scheduled for shipment within 12 months. Orders are given with an average of 12 weeks lead time though there is considerable variation. Most orders are subject to rescheduling or cancellation by the customer with the following terms:

•	for cancellations 0 to 30 days prior to scheduled delivery date, the purchaser must pay the full purchase price;

•	for cancellations between 31 and 90 days prior to the scheduled delivery date, the purchaser must pay the full purchase price for all finished goods and for cost of all work in process, all raw materials in inventory associated with that order, and all cancellation and restocking charges of our vendors that we may incur;

•	for cancellations between 91 and 120 days from the scheduled delivery date, the purchaser must pay the costs for all work in process, all raw materials in inventory associated with the invoice, and all non-cancelable part orders or cancellation and restocking charges from our vendors that we may incur; and

•	for cancellations more than 120 days from the scheduled delivery date, the purchaser must pay for all unique raw materials in inventory, and all non-cancelable part orders or cancellation and restocking charges from our vendors that we may incur.
However, even in those cases where customers are contractually obligated to purchase products from us or repurchase unused inventory from us, we may elect not to enforce our contractual rights because of the long-term nature of our customer relationships and for other business reasons, and instead may negotiate with customers regarding particular situations.
      Because of the possibility of customer changes in delivery schedules or cancellations and potential delays in product shipments, our backlog as of a particular date may not be indicative of net sales for any succeeding period.
Research and Development
      We currently invest in research and development when we can identify near-term market opportunities that would be directly enabled by such investment. New, customer-driven technologies provide us with the ability to offer better and more technologically advanced products and services to our customers, thereby providing a return on our investment. We intend to enhance the technological expertise we currently possess through ongoing training of our existing engineers and staff, and via continued hiring of new, qualified system engineers. Such investments are intended to enhance the speed, efficiency and quality of our design and assembly processes.
Intellectual Property
      We rely upon a combination of trade secrets, industry expertise, confidential procedures and contractual provisions to protect our intellectual property. Our core business is not dependent on any material patents, licenses or trademarks, although in the future we may rely on our own intellectual property for some aspects of our products.
Employees
      As of October 31, 2005, we employed approximately 3,200 persons, 14 of whom are based in the United States, one in the U.K., one in Finland, one in Singapore and the remainder in China and Hong Kong. We consider our relationships with employees to be good and believe that the compensation provided to our employees is comparable to that provided by similar employers in the same geographic market and industry. We believe we are not a party to any labor contracts that may materially impact our operations. We have experienced no significant labor stoppages. This situation may not continue in the future and any labor difficulties could lead to increased costs or interruptions in our production. We are subject to labor laws in each location and have to expend resources in order to comply with local legislation and regulations. In China in particular, these laws may change or the interpretation may change over time and could have a material impact on our profitability.
Properties
      We now have three manufacturing facilities, two of which are ten minutes from each other and are 30 minutes from the center of the city of Shenzhen in Southern China and about one hour from Hong Kong. The third is located in Beijing. Only the state may own land in urban areas in China. Therefore, while we may own some of our manufacturing facilities, we do not own the land on which they are located. Instead, for those facilities that we own, we have been granted land-use rights from the state to use this land, as further described below.
      Our Shenzhen south campus manufacturing facilities consist of three buildings totaling approximately 270,000 square feet situated on four acres of leased land in an industrial suburb of Shenzhen known as Heng Gang. The south campus buildings, which we own, are approximately 13 years old, and the LCD production line is approximately six years old. We have been granted land-use rights from the state to use the land under our south campus facility for 50 years, until 2049. At the end of that period, all improvements we have made will revert to the state if the land-use rights certificate is not renewed. Our Shenzhen north campus facility (housing our newly installed color LCD line) consists of one building totaling approximately 140,000 square feet. The north campus facility has been leased on a ten-year lease commencing in November 2004 and expiring in 2014 with an option to renew for an additional ten years at the same terms and rate. The annual rental expense is $285,100. We also lease dormitory facilities for our production employees on adjacent properties and ancillary accommodations in the area for senior staff at a current cost of $319,000 per year from the Heng Gang Village.
      Our recently acquired Beijing facility is located approximately 45 minutes from central Beijing in northern China. The manufacturing facility consists of one building of approximately 56,000 square feet situated on approximately 4.3 acres of land in an industrial suburb of Beijing. Pursuant to the acquisition, we obtained ownership of the building. However, prior to our acquisition of the Beijing facility, relevant Beijing land government authorities had notified Three-Five Systems (Beijing) that the land-use rights certificate granted to Three-Five Systems (Beijing) was improperly issued by the Changping Land Bureau. According to the applicable Beijing land rules, grants of land-use rights for sites having the size of our site in Beijing must be approved by the Beijing Land Bureau, not a district government authority such as the Changping Land Bureau. Subsequent to year end, we accepted an offer from the Beijing Land Bureau to settle the matter for RMB 170,136 (approximately US$21,000).
      Our corporate headquarters are located in Roseville, California, in a space of 6,000 square feet. The lease expires in July 2010, and the rent currently is $129,600 per year. We also lease an office in Hong Kong. The rent and management fee for this space is $11,600 per year and the lease expires in February 2006.

MANAGEMENT
Executive Officers and Directors
      Our executive officers and directors and their ages as of December 31, 2005 are as follows:

Name	Age	Position

Thomas A. Lacey	47	Chairman and Chief Executive Officer
Jeffrey G. Winzeler	45	Chief Operating Officer and Chief Financial Officer
Alan M. Lefko	58	Vice President Finance and Corporate Secretary
Mark A. Christensen	46	Director
Ronald A. Cohan	64	Director
Glenn E. Neland	57	Director
D. Paul Regan	59	Director
      Set forth below are the name, positions and offices held by each of our directors and executive officers, and his principal occupation and business experience for at least the past five years.
      Thomas A. Lacey has been our Chief Executive Officer since September 2004 and Chairman since January 2005. Prior to joining IDW, Mr. Lacey served in a senior management position at Intel Corporation since 1995 and served in other capacities at Intel Corporation from 1991. From October 2003 to October 2004, Mr. Lacey was Vice President, Intel Communications Group, and General Manager, Flash Products Group. From August 1998 through October 2003, he served as Vice President Sales and Marketing and President, Intel Americas, where he was responsible for all Intel revenues in North and South America, managing approximately 1,100 people under an estimated $120 million dollar budget. Mr. Lacey received a Bachelor of Arts degree in computer science from University of California, Berkeley and obtained a Masters in Business Administration from Santa Clara Leavey School of Business.
      Jeffrey G. Winzeler joined IDW as Chief Financial Officer on January 5, 2005 and was appointed as Chief Operating Officer in December 2005. Mr. Winzeler previously served as Group Controller for Intel Corporation in Folsom, California, where he was responsible for all fiscal aspects of the $2 billion Flash memory division. Prior to his position with the Flash memory division, Mr. Winzeler was the Controller for the Penang, Malaysia-based Worldwide Assembly division, where he served as manufacturing controller. Previously, he served as controller at Intel’s largest eight-inch wafer manufacturing facility, and as operations controller for facilities in Jerusalem and Haifa, Israel. Mr. Winzeler is a graduate of the University of Idaho where he majored in Finance.
      Alan M. Lefko has served as our Vice President of Finance and Corporate Secretary since 2004. Previously, he was our Corporate Controller since July 2001. Prior to the merger with Granite Bay Technologies, Inc., Mr. Lefko was the Chief Financial Officer of IDW from February 2000 to July 2001. From July 1999 to January 2000, Mr. Lefko was the Chief Financial Officer of The Original Bungee Company in Oxnard, California, a manufacturer and distributor of stretch cord and webbing products. Mr. Lefko was responsible for the reorganization of Bungee’s financing structure, establishment of an asset-based lending program and implementation of cost accounting systems and controls. Mr. Lefko has a Bachelor of Arts degree in Business Administration and Accounting from California State University, Northridge, California.
      Mark A. Christensen has served as a director of IDW since January 2005. Mr. Christensen was the Intel Corp. Vice President and Director of Intel Capital’s Mobile and Communications Sectors from 2001 until February 2005 when he left to establish Global Capital Management, a consulting firm to high tech companies. Mr. Christensen is responsible for managing Intel

Capital’s wired, wireless and optical networking equity investments and mergers and acquisition activities. From 1997 to 2001, Mr. Christensen served as Intel Vice President and Group General Manager— Network Communications Group. From 1995–1997, Mr. Christensen was the Intel Division General Manager— Network Products Division. Prior to that, Mr. Christensen served at Intel Corp. in various positions since 1982. He received a bachelor’s degree in Industrial Engineering from Oregon State University and a master’s degree in Business Administration from the University of Oregon.
      Ronald A. Cohan has served as a director of IDW since October 2000. Since 1995, Mr. Cohan has served as a consultant to High Integrity Systems, Inc., a technology and systems consulting firm and a subsidiary of Equifax Inc. Prior to his role as a consultant, Mr. Cohan was the partner-in-charge of the Los Angeles office of Pettit & Martin and a principal of his own law firm. Mr. Cohan has specialized in government procurement matters for various institutional clients such as Honeywell, 3M, Mitsui, Centex and Equifax. Mr. Cohan received a Bachelor of Arts degree from Occidental College and a Juris Doctor degree from the School of Law (Boalt Hall), University of California, Berkeley.
      Glenn E. Neland has been a director since December 2004. Mr. Neland serves as Senior Vice President, Worldwide Procurement and Global Customer Experience for Dell Inc., a supplier of personal and portable computers and servers. In this role, he shares responsibility for all procurement activities and for managing the customer experience initiative on a worldwide basis. Prior to his current position, Mr. Neland served as Vice President of Worldwide Procurement Commodities where he was responsible for global supply chain optimization for all computer system commodities and sub-systems. During his tenure at Dell Inc., Mr. Neland has also been responsible for notebook operations and portables procurement. Mr. Neland earned a Bachelor of Science degree in electrical engineering from the University of Illinois.
      D. Paul Regan has served as a director of IDW since December 2004. Mr. Regan currently serves as President and Chairman of Hemming Morse, Inc., CPAs, litigation and forensic consultants and has been with Hemming Morse since 1975. Mr. Regan provides forensic consulting services in litigation cases involving products and industries as diverse as mortgage banking, the steel and automotive industries, securities trading, highway and power plant construction, motion pictures, airline acquisitions and insurance. He serves on the Board of Directors of the California Society of Certified Public Accountants and is a member of numerous other professional organizations. Mr. Regan has been a Certified Public Accountant since 1970. He earned a bachelor of science in accounting from the University of San Francisco and a Master of Science degree from Golden Gate University in San Francisco.

DESCRIPTION OF CAPITAL STOCK
      The following description summarizes the material terms and provisions of our capital stock. For additional information on the terms of our capital stock, please refer to our certificate of incorporation and bylaws, which are incorporated by reference into the registration statement of which this prospectus supplement forms a part.
Common Stock
      Under our certificate of incorporation, we may issue up to 100,000,000 shares of common stock. As of December 31, 2005, there were 32,052,329 shares of common stock outstanding. The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by our board of directors out of funds legally available for that purpose. In the event of liquidation, dissolution or winding up of IDW, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to any preferential rights of any then outstanding preferred stock. The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. The outstanding shares of common stock are fully paid and non-assessable.
      Our common stock is listed on the NASDAQ National Market under the symbol “IDWK.” The transfer agent and registrar for our common stock is Computershare Trust Company, Inc., 350 Indiana Street, Suite 800, Golden, Colorado 80401.
Options
      We maintain our 1990 Employee Equity Incentive Plan for selected executives, employees and directors for which 360,666 shares of common stock have been reserved for issuance. The 1990 plan permits granting of options for terms not to exceed ten years from the date of grant. The options generally vest ratably over a four-year period and are exercisable subject to terms established by the 1990 plan. The exercise price of the options granted under the 1990 plan must be equal to or greater than the fair market value of shares on the date of grant for incentive stock options and not less than 85% of fair market value for nonqualified stock options. The exercise price of the options granted under the 1990 plan has generally been equal to or greater than the fair market value at the date of grant. There were 8,166 options under the 1990 plan cancelled in the year ended October 31, 2004, 25,000 options cancelled in the year ended October 31, 2003, and no activity in the year ended October 31, 2002. The 1990 plan has now expired and no new options are available for grant.
      In September 2000, we established our 2000 Employee Equity Incentive Plan for certain key employees. The 2000 plan permits the granting of stock options, restricted stock awards, stock appreciation rights, stock units and other stock grants to certain persons with whom we have a relationship, including agents, consultants, advisors, independent contractors, sales representatives, distributors, principals and retail distribution outlets for our products. The 2000 plan authorizes for issuance up to 1,632,800 shares of common stock. The price of each share of stock covered by an option may not be less than 100% of the fair market value of our common stock on the date of the grant. Each option certificate must have an exercise period of six months to ten years. There were 254,800 options from the 2000 plan granted, 387,000 options exercised and 26,500 options cancelled during the year ended October 31, 2005; 375,000 options granted, 238,375 options exercised and 19,131 options cancelled during the year ended October 31, 2004 and 536,006 options granted and 205,000 options cancelled during the year ended October 31, 2003. At October 31, 2005, no new options are available for grant under the 2000 plan.

      In October 1999, we established our 1999 Stock Option Plan for Non-Employee Directors. The 1999 plan provides for the issuance of up to 300,000 shares of our common stock to existing directors and, in the case of extra services or duties, past directors. Unless otherwise provided in the option grant, the options vest over the year following the date of grant and expire after the later of five years after the date of grant or five years after the director’s term ends. During the year ended October 31, 2005, there were 59,000 options from the 1999 plan exercised; during the year ended October 31, 2004 there were 165,000 options exercised and 11,432 options cancelled; and during the year ended October 31, 2003 there were 6,000 options granted.
      In March 2005, we established our 2005 Equity Incentive Plan. The purpose of the 2005 plan is to provide incentives to attract retain and motivate eligible persons whose present and potential contributions are important to our success, by offering them an opportunity to participate in our future performance through awards of options, restricted stock, stock appreciation rights, and stock bonuses. The 2005 plan is an “evergreen plan”— the number of shares available for issuance pursuant to the 2005 plan is not fixed, but rather determined as a percentage of our common stock outstanding. During the year ended October 31, 2005, we awarded 601,000 options under the 2005 plan. No options were exercised or canceled under the 2005 plan.
      From fiscal years 1999 to 2004 our board granted 1,235,000 options to various current and former directors at exercise price ranging from $0.50 to $3.85 that are not part of compensation plans. During the year ended October 31, 2005, 3,000 of these options were exercised.
Warrants
      From time to time we have issued stock warrants as payment for fees, interest, and services rendered. For the periods ended October 31, 2005, 2004 and 2003, we had outstanding warrants to purchase 281,666, 828,964 and 1,696,298 shares of our common stock, respectively. All currently outstanding warrants are exercisable at a weighted average price per share of $1.82, have a term of five years and are exercisable immediately or over the term of a related promissory note, as applicable. For the period ended October 31, 2005 warrants were exercised for 542,298 shares of our common stock, and warrants to purchase 5,000 shares were cancelled. For the period ended October 31, 2004, we issued warrants to purchase 206,666 shares of our common stock, warrants were exercised for 1,051,760 shares and warrants to purchase 19,240 shares were cancelled. For the period ended October 31, 2003, we issued warrants to purchase 458,437 shares of our common stock.
Preferred Stock
      Under our certificate of incorporation we may issue up to 10,000,000 shares of preferred stock. No shares of preferred stock are currently outstanding. Our board of directors has the authority to determine the designation of each series of preferred stock and the authorized number of shares of each series. The board also has the authority to determine and alter the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued series of shares of preferred stock and to increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any such series subsequent to the issue of shares of that series. Any or all of the rights of the preferred stock may be greater than the rights of the common stock.
      The issuance of preferred stock with voting and conversion rights may also adversely affect the voting power of the holders of common stock. In certain circumstances, an issuance of preferred stock could have the effect of decreasing the market price of the common stock.

Anti-Takeover Provisions of Delaware Law
      In general, Section 203 of the Delaware General Corporation Law prevents an interested stockholder (defined generally as a person owning 15% or more of the corporation’s outstanding voting stock) of a publicly-held Delaware corporation from engaging in a business combination (generally including a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder) for three years following the date that the person became an interested stockholder unless various conditions are satisfied. Under our certificate of incorporation or our bylaws we have not opted out of and remain subject to Section 203.

UNDERWRITING
      Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through their representatives Deutsche Bank Securities Inc., Needham & Company, LLC, Oppenheimer & Co. Inc. and Roth Capital Partners, LLC have severally agreed to purchase from us the following respective numbers of shares of common stock at a public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus supplement:

Number of
Underwriters	Shares

Deutsche Bank Securities Inc.	5,613,300
Needham & Company, LLC	2,551,500
Oppenheimer & Co. Inc.	1,275,800
Roth Capital Partners, LLC	765,400
WR Hambrecht + Co	162,000
Montgomery & Co.	162,000
Emerging Growth Equities Ltd	162,000
Joseph Gunnar & Co LLC	108,000

Total	10,800,000

      The underwriting agreement provides that the obligations of the several underwriters to purchase the shares of common stock offered hereby are subject to certain conditions precedent and that the underwriters will purchase all of the shares of common stock offered by this prospectus supplement, other than those covered by the over-allotment option described below, if any of these shares are purchased.
      We have been advised by the representatives of the underwriters that the underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover of this prospectus supplement and to dealers at a price that represents a concession not in excess of $0.20 per share under the public offering price. The underwriters may allow, and these dealers may re-allow, a concession of not more than $0.10 per share to other dealers. After the public offering, representatives of the underwriters may change the offering price and other selling terms.
      We have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus supplement, to purchase up to 1,620,000 additional shares of common stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus supplement. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of the common stock offered by this prospectus supplement. To the extent that the underwriters exercise this option, each of the underwriters will become obligated, subject to conditions, to purchase approximately the same percentage of these additional shares of common stock as the number of shares of common stock to be purchased by it in the above table bears to the total number of shares of common stock offered by this prospectus supplement. We will be obligated, pursuant to the option, to sell these additional shares of common stock to the underwriters to the extent the option is exercised. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the 10,800,000 shares are being offered.
      The underwriting discounts and commissions per share are equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting discounts and commissions are 5.75% of the public offering price. We have agreed to pay the underwriters the following discounts and commissions, assuming either no exercise or full exercise by the underwriters of the underwriters’ over-allotment option:

		Total Fees

	Fee	Without Exercise of	With Full Exercise of
	Per Share	Over-Allotment Option	Over-Allotment Option

Discounts and commissions paid by us	$0.3335	$3,601,800	$4,142,100
      In addition, we estimate that the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $360,055.
      We have agreed to indemnify the underwriters against specified types of liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of any of these liabilities.
      Each of our executive officers and directors has agreed not to offer, sell, contract to sell or otherwise dispose of, or enter into any transaction that is designed to, or could be expected to, result in the disposition of any shares of our common stock or other securities convertible into or exchangeable or exercisable for shares of our common stock or derivatives of our common stock owned by these persons prior to this offering or common stock issuable upon exercise of options or warrants held by these persons for a period of at least 90 days after the date of this prospectus supplement without the prior written consent of Deutsche Bank Securities Inc., subject to a potential extension of the lock-up period for up to an additional 18 days under certain circumstances. This consent may be given at any time without public notice. We have entered into a similar agreement with the representatives of the underwriters. There are no agreements between the representatives and any of our executive officers, directors, stockholders or affiliates releasing them from these lock-up agreements prior to the expiration of the up to 108-day period.
      The representatives of the underwriters have advised us that the underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.
      In connection with the offering, the underwriters may purchase and sell shares of our common stock in the open market. These transactions may include short sales, purchases to cover positions created by short sales and stabilizing transactions.
      Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. Covered short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares of common stock from us in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.
      Naked short sales are any sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if underwriters are concerned that there may be downward pressure on the price of the shares in the open market prior to the completion of the offering.
      Stabilizing transactions consist of various bids for or purchases of our common stock made by the underwriters in the open market prior to the completion of the offering.
      The underwriters may impose a penalty bid. This occurs when a particular underwriter repays to the other underwriters a portion of the underwriting discount received by it because the representatives of the underwriters have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

      Purchases to cover a short position and stabilizing transactions may have the effect of preventing or slowing a decline in the market price of our common stock. Additionally, these purchases, along with the imposition of a penalty bid, may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NASDAQ National Market, in the over-the-counter market or otherwise.
      In connection with this offering, the underwriters may engage in passive market making transactions in our common stock on the NASDAQ National Market in accordance with Rule 103 of Regulation M under the Exchange Act during a period before the commencement of offers or sales of common stock and extending through the completion of distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, that bid must then be lowered when specified purchase limits are exceeded.
      A prospectus supplement and the accompanying prospectus in electronic format are being made available on Internet web sites maintained by one or more of the lead underwriters of this offering and may be made available on web sites maintained by other underwriters. Other than the prospectus supplement and the accompanying prospectus in electronic format, the information on any underwriter’s web site and any information contained in any other web site maintained by an underwriter is not part of the prospectus supplement and the accompanying prospectus or the registration statement of which the prospectus supplement and the accompanying prospectus form a part.
LEGAL MATTERS
      The validity of the common stock offered pursuant to this prospectus supplement is being passed upon by Bullivant-Houser-Bailey PC, Sacramento, California, counsel to International DisplayWorks, Inc. Certain legal matters in connection with this offering will be passed upon for the underwriters by Jones Day, Menlo Park, California.
EXPERTS
      The consolidated financial statements and the related consolidated financial statement schedule as of October 31, 2005, 2004 and 2003 and for each of the years in the three-year period ended October 31, 2005 incorporated by reference in this prospectus supplement from our Annual Report on Form 10-K for the year ended October 31, 2005 have been audited by Grant Thornton— Hong Kong, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
      The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus supplement and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the

Securities Exchange Act of 1934 prior to the termination of this offering. The documents we incorporate by reference into this prospectus are:

•	our annual report on Form 10-K for the fiscal year ended October 31, 2005, filed on January 10, 2006; and

•	the description of our common stock contained in our registration statement on Form 8-A, as amended, filed on November 22, 1995.
      Please note that all other documents and reports filed under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 following the date of this prospectus supplement and prior to the termination of this offering will be deemed to be incorporated by reference into this prospectus supplement and will be made a part of it from the date of filing with the Commission.
      We will furnish to you without charge upon your request a copy of any of the documents incorporated in this prospectus supplement and any statement in, or incorporated in, this prospectus supplement by reference, other than the exhibits to those documents unless those exhibits are specifically incorporated by reference. For a copy of any of the documents you should contact International DisplayWorks, Inc., 1613 Santa Clara Drive, Suite 100, Roseville, California 95661, telephone number (916) 797-6800, Attention: Corporate Secretary.
WHERE YOU CAN FIND MORE INFORMATION
      We are subject to the informational requirements of the Securities Exchange Act of 1934. We therefore file periodic reports, proxy statements and other information with the SEC. These reports may be obtained by visiting the Public Reference Room of the SEC at 100 F Street, NE, Room 1580, Washington, D.C. 20549, or by calling the SEC at (212) 551-8090. In addition, the SEC maintains an internet site (www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file electronically.
      Our internet address is www.idwk.com. We make available, free of charge, through our internet website copies of our annual report on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K and amendments to those reports, if any, filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as soon as reasonably practicable after filing such material electronically or otherwise furnishing it to the SEC.
      We have filed this prospectus supplement and a registration statement on Form S-3 regarding this offering with the SEC under the Securities Act of 1933. This prospectus supplement, which constitutes a part of the registration statement, does not contain all the information contained in the registration statement, certain items of which are contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. You should refer to the registration statement and its exhibits to read that information. Statements made in this prospectus supplement as to the content of any contract, agreement or other document are not necessarily complete and you should refer to the contracts, agreements and other documents attached as exhibits to the registration statement for a more complete description of the agreements, contracts and other documents.

Prospectus
International DisplayWorks, Inc.
12,500,000 Shares
Common Stock

By this prospectus, we may offer up to 12,500,000 shares of our common stock. We will provide specific terms for the sale of common stock in supplements to this prospectus. You should read this prospectus and any supplement carefully before you invest. This prospectus may not be used to offer and sell the shares of common stock unless accompanied by a prospectus supplement.
Our common stock is traded and listed on the NASDAQ National Market, under the symbol “IDWK.” On June 1, 2005, the last reported sale price for the common stock was $7.66 per share.

Investing in our common stock involves a high degree of risk. See “Risk Factors” at page 3.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this Prospectus is July 29, 2005

i

PROSPECTUS SUMMARY
Forward-Looking Statements
      This Prospectus contains or incorporates “forward-looking statements,” which include statements about our business strategy, our growth strategy, our product development and marketing efforts and anticipated trends in our business, which are not historical facts. We may also make additional forward-looking statements from time to time in filings that we make with the Commission. When we use words like “believe,” “expect,” “anticipate,” “project,” and similar expressions, this should alert you that the statement is forward-looking. Forward-looking statements speak only as of the date made, based largely on expectations. These expectations are generally subject to a number of risks and uncertainties, some of which cannot be predicted or quantified and which are beyond our control. Future events and actual results may differ materially from the anticipated results expressed in, contemplated by, or underlying our forward-looking statements. Statements in this Prospectus, and in documents incorporated by reference into this Prospectus, including those set forth in the caption “Risk Factors” describe factors, among others, that could contribute to or cause differences. In light of these risks and uncertainties, we cannot give any assurances that the forward-looking information will in fact transpire or prove to be accurate in the future.
Summary
      This summary highlights selected information from this prospectus and does not contain all of the information that is important to you. To understand the terms of any offering you should read carefully this prospectus and the prospectus supplement, as well as our periodic reports filed with the Securities and Exchange Commission that contain more detailed disclosure about our business and financial performance.
About this Prospectus
      This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission (“SEC”) utilizing a “shelf” registration process. Under this shelf registration process, we may, over the next two years, sell up to 12,500,000 shares of our common stock in one or more offerings. This prospectus provides you with a general description of the shares of common stock we may offer. Each time we sell shares of common stock we will provide a prospectus supplement that will contain specific information about the terms of that offer and sale. The prospectus supplement may add, update or change information contained in this prospectus. This prospectus, together with applicable prospectus supplements, includes all material information relating to this offering. Please carefully read both this prospectus and any prospectus supplement together with any additional information described below under “Where You Can Find More Information.” THIS PROSPECTUS MAY NOT BE USED TO CONSUMMATE A SALE OF SECURITIES UNLESS IT IS ACCOMPANIED BY A PROSPECTUS SUPPLEMENT.
Where You Can Find More Information
      Government Filings. We file annual, quarterly and special reports and other information with the Commission. You may read and copy any document that we file at the Securities and Exchange Commission’s Public Reference Room at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for more information about the Public Reference Room. Most of our filings are also available to you free of charge at the Securities and Exchange Commission’s website at http://www.sec.gov.
      Information Incorporated by Reference. The Commission rules and regulations allow us to “incorporate by reference” the information that we file with it. This means that we can disclose additional important information to you by referring to those documents. The information incorporated by reference is an important part of this Prospectus, and information that we file in the future with the Commission will automatically update and supersede this information. We have filed the following documents with the Commission and the information contained in those documents is incorporated by reference into this Prospectus:
      Our Quarterly Report on Form 10-Q for the quarter ended April 30, 2005, filed on June 6, 2005 and amended on July 28, 2005;
      Our Quarterly Report on Form 10-Q for the quarter ended January 31, 2005;
      Our Annual Report on Form 10-K/ A-2 for the fiscal year ended October 31, 2004, filed on July 25, 2005;
      Our Current Report on Form 8-K filed on June 27, 2005;
      Our Current Report on Form 8-K filed on June 22, 2005;
      Our Current Report on Form 8-K filed on April 13, 2005, as amended on Form 8-K/ A-3 filed on July 28, 2005;
      Our Current Report on Form 8-K filed on April 4, 2005 regarding presentation by Jeffrey Winzeler, Chief Financial Officer, at the J. M. Dutton Small Cap conference;
      Our Current Report on Form 8-K filed on March 31, 2005;
      Our Current Report on Form 8-K filed on March 16, 2005
      Our Current Report on Form 8-K filed on March 10, 2005;
      Our Current Report on Form 8-K filed on January 24, 2005;
      Our Current Report on Form 8-K filed on January 11, 2005;
      Our Current Report on Form 8-K filed on January 6, 2005 regarding presentation by Tom Lacey, Chairman and Chief Executive Officer, at the Seventh Annual Needham & Company Growth Conference on January 13, 2005;
      Our Current Report on Form 8-K filed on January 6, 2005 regarding change in Chief Financial Officer;
      Our Current Report on Form 8-K filed on January 3, 2005 regarding the retirement of the prior and appointment of a new Chairman of the Board; and
      Our Current Report on Form 8-K filed on December 9, 2004.
      Please note that all other documents and reports filed under Sections 13(a), 13(c), 14 or 15(d) of the Securities and Exchange Act of 1934, as amended, following the date of this Prospectus and prior to the termination of this offering will be deemed to be incorporated by reference into this Prospectus and will be made a part of it from the date of filing with the Commission.
      Filings made with the Commission and other information about us can be found on our website at www.idwlcd.com. We will provide to each person, including any beneficial owner, who is delivered a prospectus, a copy of any of the documents that are incorporated by reference free of charge. Send requests to Alan M. Lefko, Corporate Secretary, International DisplayWorks, 1613 Santa Clara Drive, Suite 100, Roseville, CA 95661-3542 or call (916) 415-0864.

Our Business
      We design and manufacture liquid crystal display, or LCD, products and are a supplier to several Fortune 500 companies, major Japanese, other Asian and European corporations and smaller companies operating in a variety of discrete markets. We work as an outsourced manufacturer or provider of design, manufacturing and assembly services. Our target OEM or original equipment manufacturer customers operate in the telecommunications, utilities, automotive, medical, computing, office equipment, home appliance and consumer electronics industries. Our components and modules are used in various electronic products. We are implementing the new technologies of Color LCD and TFT module assemblies.
      We assist OEM customers in the design and development of their products and furnish full turnkey manufacturing services. Our services include procuring components, assembling and post-assembly testing of finished products or electronic subassemblies. We provide custom design manufacturing services, for which we design and develop proprietary products that are sold by our OEM customers using their brand name. We also provide enhanced services such as the addition of key pads and back lighting to module assemblies as well as the production of complete turn key products.
      Our principal executive offices are located at 1613 Santa Clara Drive, Suite 100, Roseville, CA 95661-3542. Our telephone number is (916) 415-0864. Our website is located at www.idwlcd.com.
RISK FACTORS
      Investment in our common stock involves risk. You should carefully consider the risks we describe in our reports filed with the Securities and Exchange Commission (SEC) from time to time, and those that may be set forth in any prospectus supplement, before deciding to invest.
USE OF PROCEEDS
      Unless otherwise indicated in the applicable prospectus supplement, we expect to use the net proceeds from the sale of our common stock for working capital, to fund our future growth plans, and for other general corporate purposes and capital expenditures related to our growth. We may also use a portion of the net proceeds to acquire or invest in businesses, products or technologies that complement our existing business. From time to time, we engage in preliminary discussions and negotiations with various businesses in order to explore the possibility of acquisition or investment, however there are no definitive agreements or arrangements which would make an acquisition or investment probable as of the date of this prospectus.
DESCRIPTION OF COMMON STOCK
      We are authorized by our Certificate of Incorporation to issue 100,000,000 shares of common stock, $0.001 par value and 10,000,000 shares of preferred stock, $0.001 par value. As of May 18, 2005, there were 31,691,206 shares of common stock and no shares of preferred stock outstanding. Holders of shares of common stock have full voting rights, one vote for each share held of record. Stockholders are entitled to receive dividends as may be declared by the Board out of funds legally available therefore and share pro rata in any distributions to stockholders upon liquidation. Stockholders have no conversion, preemptive or subscription rights. All outstanding shares of common stock are fully paid and nonassessable, and all the shares of common stock issued by us upon the exercise of outstanding warrants will, when issued, be fully paid and nonassessable.

PLAN OF DISTRIBUTION
      We may sell all or a portion of the common stock:

•	Through one or more underwriters or dealers for public offering and sale;

•	Directly to investors;

•	Through agents;

•	Through a block trade in which the broker or dealer engaged to handle the block trade will attempt to sell the common stock as agent, but may position and resell a portion of the block as principal to facilitate the transaction.
      We may distribute the common stock from time to time in one or more transactions at a fixed price or prices, which may be changed from time to time:

•	at market prices prevailing at the time of sale, or

•	at negotiated prices.
      We will describe the method of distribution of the common stock in the prospectus supplement. Underwriters, dealers or agents may receive compensation in the form of discounts, concessions or commissions from us or the purchasers, as their agents, in connection with the sale of the common stock. These underwriters, dealers or agents may be considered to be underwriters under the Securities Act of 1933, as amended, and, therefore, any discounts, commissions, or profits on resale received by such underwriters may be treated as underwriting discounts and commissions. In the prospectus supplement, we will identify any such underwriter, dealer or agent, and describe the compensation received by them from us. Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.
      Underwriters, dealers and agents may be entitled to indemnification by us against certain civil liabilities, including liabilities under federal securities laws. Underwriters, dealers and agents also may be entitled to contribution with respect to payments made by other underwriters, dealers and agents under agreements between us and such underwriters, dealers and agents.
INDEMNIFICATION OF DIRECTORS AND OFFICERS
      Our Amended and Restated Certificate of Incorporation provides that we will indemnify our directors and officers to the fullest extent permitted by the laws of the state of Delaware. Further, our bylaws provide authority for us to maintain a liability insurance policy that insures our directors or officers against any liability incurred by them for service to us.
      Insofar as indemnification for liabilities arising under the Securities Act may be permitted for our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer, or controlling person of our company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, unless in the opinion of our counsel, the matter has been settled by controlling precedent, we will submit to a court of appropriate jurisdiction the question of whether such indemnification is against public policy as expressed in the Securities Act and will be governed by final adjudication.

TRANSFER AGENT
      The transfer agent for our common stock is Computershare Trust Company, Inc., located at 350 Indiana Street, Suite 800, Golden, Colorado 80401.
EXPERT
      The consolidated financial statements of International DisplayWorks, Inc. included in our annual report on Form 10-K for the year ended October 31, 2004, which is incorporated by reference in this Prospectus have been audited by Grant Thornton- Hong Kong, an independent registered public accounting firm. Our financial statements and schedule are incorporated by reference in reliance on Grant Thornton’s report, given on its authority as an expert in accounting and auditing.
LEGAL MATTERS
      The validity of the shares of common stock offered by the selling stockholders through this Prospectus will be passed by the law firm of Bartel Eng & Schroder, Sacramento, California.

You should rely only on the information contained in this prospectus supplement, the accompanying prospectus and the documents we incorporate by reference in this prospectus supplement. We have not authorized anyone to provide you with information that is different. We are offering our common stock only in jurisdictions where such offers are permitted. The information contained in this prospectus supplement and the accompanying prospectus is accurate only as of their respective dates, regardless of the time of delivery of this prospectus supplement, or of any sale of our common stock.
International
DisplayWorks, Inc.
10,800,000 Shares
Common Stock
Deutsche Bank Securities
(Sole Book-Running Manager)
Needham & Company, LLC
(Co-Lead Manager)
Oppenheimer & Co.
Roth Capital Partners
Prospectus Supplement
(to prospectus dated July 29, 2005)
January 26, 2006